     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 2000

                                                      REGISTRATION NO. 333-37876
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               PLANTRONICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      77-0207692
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                               345 ENCINAL STREET
                          SANTA CRUZ, CALIFORNIA 95060
                                 (831) 426-5858
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              S. KENNETH KANNAPPAN
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               PLANTRONICS, INC.
                               345 ENCINAL STREET
                          SANTA CRUZ, CALIFORNIA 95060
                                 (831) 426-5858
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

          HENRY P. MASSEY, JR., ESQ.                       PAUL C. PRINGLE, ESQ.
           ERIC JOHN FINSETH, ESQ.                            BROWN & WOOD LLP
          GINA M. CHRISTOPHER, ESQ.                  555 CALIFORNIA STREET, SUITE 5000
       WILSON SONSINI GOODRICH & ROSATI                   SAN FRANCISCO, CA 94104
           PROFESSIONAL CORPORATION                            (415) 772-1200
              650 PAGE MILL ROAD
             PALO ALTO, CA 94304
                (650) 493-9300

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JUNE 13, 2000


PROSPECTUS

                                1,000,000 SHARES

                                PLANTRONICS LOGO

                                  COMMON STOCK

                             ----------------------

       All of the shares of Plantronics common stock are being offered by the selling stockholder identified in this prospectus. Plantronics will not receive any of the proceeds from the offering.

       Our common stock trades on the New York Stock Exchange under the symbol "PLT." On June 2, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $91 5/16 per share.

       INVESTING IN THE COMMON STOCK INVOLVES RISKS, INCLUDING THOSE THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                             ----------------------

                                                              PER SHARE              TOTAL
                                                              ---------              -----
Public offering price.......................................    $                     $
Underwriting discount.......................................    $                     $
Proceeds to selling stockholder.............................    $                     $

       The underwriters may also purchase up to an additional 150,000 shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares of common stock will be ready for delivery on or about
                    , 2000.

                             ----------------------

MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
         CHASE H&Q
                           MCDONALD INVESTMENTS INC.
                                                    HOEFER & ARNETT INCORPORATED
                             ----------------------

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Use of Proceeds.............................................   13
Price Range of Common Stock.................................   13
Dividend Policy.............................................   13
Capitalization..............................................   14
Selected Consolidated Financial Data........................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   23
Management..................................................   34
Ownership of Common Stock by Selling Stockholder and
  Management................................................   38
Underwriting................................................   39
Information Incorporated by Reference.......................   41
How to Get Information About Plantronics....................   41
Legal Matters...............................................   42
Experts.....................................................   42
Index to Consolidated Financial Statements..................  F-1

                           FORWARD-LOOKING STATEMENTS

       This prospectus includes forward-looking statements. These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall." We have based these forward-looking statements on our current expectations and projections about future events. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected in such statements. These risks and uncertainties include those set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The forward-looking statements contained in this prospectus include statements about the following:

       - anticipated trends in our business, including trends in the call center, office, mobile, computer and residential markets;

       - our intention to develop and introduce new products;

       - our anticipated growth and growth strategies; and

       - anticipated levels of headset adoption.

       We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.

                             ----------------------

       You should rely only on this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                             ----------------------

       Plantronics, the logo design, Plantronics and the logo design together, Clarity, DuoSet, Encore, FreeHand, Mirage, PLX, SoundGuard, StarSet, Supra and TriStar are registered United States trademarks of Plantronics, Inc. Headset Switcher, Practica, Quick Disconnect, SoundGuard Plus, the clear color and the curvature of the Plantronics voice tube, and Vista are trademarks of Plantronics, Inc. Certain of the foregoing trademarks are registered trademarks in certain foreign countries. This prospectus also includes trademarks of companies other than Plantronics.

                                    SUMMARY

       This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "Plantronics," "our company," "our," "we" and "us" as used in this prospectus refer to Plantronics, Inc. and its subsidiaries and predecessors as a combined entity, except where it is made clear that such term means only the parent company. Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have shown our accounting year ending on March 31 and our quarterly periods ending on the respective month end.

                               PLANTRONICS, INC.

       Plantronics introduced the first lightweight communications headset in 1962. Since that time we have established ourselves as a world-leading designer, manufacturer and marketer of lightweight communications headset products. We manufacture a broad line of headsets designed for use with substantially all of the different telephone systems currently in use. Our products are designed to increase the productivity, effectiveness and comfort of telephone use. We believe our customers and end-users recognize our headsets for their sound quality, comfort, reliability and industry-leading safety. Historically, we have sold products primarily for use in the call center market, but in recent years we have been increasingly leveraging our expertise to become a leading headset supplier to the office, mobile and residential markets. Our products are available through a global network of distributors, original equipment manufacturers, retailers and telephony service providers.

       The largest group of headset users is call center agents who are on the phone throughout their work day. As the benefits of call centers become more widely recognized and the system cost per agent declines, the establishment of call centers is spreading to smaller organizations and international firms. The office market, both corporate and small office/home office, has become increasingly important for headset sales over the last five years. The increasing and simultaneous use of telephones and computers by office workers and a growing awareness of the benefits of headsets have contributed to the growth of this market. Additional headset demand is emerging in the mobile, computer and residential markets.

       Headsets enhance the communications experience through:

                - Hands-free benefits, allowing people to have both hands free to use a computer, take notes, and organize files;

                - Improved mobility, allowing people to drive more safely while talking on a cellular phone or handling other tasks while using a cordless phone;

                - Better sound quality for telephone users by reducing
                  background noise;

                - Ergonomic relief from the repetitive stress and discomfort associated with placing a telephone handset between the shoulder and neck;

                - Enabling emerging PC applications, including speech
                  recognition, Internet telephony and computer games with premium audio quality; and

                - Providing greater privacy than speakerphones.

       We intend to extend our position as a leading worldwide supplier of lightweight communications headsets and to promote increased headset use globally. Our strategy to achieve these goals includes:

                - Extending Our Product Leadership. We intend to focus on
                  maintaining the highest standards of excellence in comfort, ease of use, sound quality, durability, style and service.

                - Driving Headset Adoption. We will work to increase awareness of our headsets and educate potential users on the benefits of headsets.

                - Strengthening Our Distribution Channels. We intend to leverage the relationships we have developed with our existing distribution channel partners, to increase the rate of headset adoption and sales.

       Our product line consists of lightweight communications headsets, headset accessories and services and specialty telephone products. Headsets consist of two distinct units: the "top" and the "base." The top is the portion that the user wears and that includes the speaker and microphone; and the base, or amplifier adapter, interfaces with the telephone or other communications equipment. We manufacture a broad line of headset top styles which can be worn over the head, in the ear or on the ear. Our headsets offer either a voice tube (our most popular style, suitable for the majority of environments) or a noise-canceling microphone (for users working in very loud environments).

       Our headsets incorporate unique features that we believe offer compelling performance advantages relative to competing products, including:

                - Greater comfort through the use of an extensive database of human factors for the ergonomic design of headsets;

                - Better sound quality with what we believe are the industry's best signal-to-noise ratios, the most powerful noise canceling performance and the industry's only voice tube design; and

                - Increased durability and longer product life.

       We sell our products to over 500 distributors, original equipment manufacturers, retailers and telephony service providers in more than 70 countries.

                                HOW TO REACH US

       Our principal executive offices are located at 345 Encinal Street, Santa Cruz, California 95060. Our telephone number at that address is (831) 426-5858. Plantronics is incorporated in Delaware.

                                  THE OFFERING

Common Stock Offered:

          Citicorp Venture
Capital, Ltd.....................   1,000,000 shares, excluding any
                                    over-allotment shares.

Shares Outstanding After the
Offering.........................    16,265,757 shares(1).

Use of Proceeds..................    Plantronics will not receive any proceeds
                                     from this offering.

Risk Factors.....................    See "Risk Factors" for a discussion of
                                     factors you should carefully consider
                                     before deciding to invest in our common
                                     stock.

NYSE Symbol......................    "PLT".

---------------
(1) Shares outstanding after this offering is based on the number of shares outstanding as of May 19, 2000, excludes 2,651,480 shares of common stock reserved for issuance at May 19, 2000 under our stock incentive plans, and reflects the purchase by Plantronics of 100,000 of the 1,000,000 shares offered hereby.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                  FISCAL YEAR ENDED MARCH 31,
                                                             --------------------------------------
                                                                1998          1999          2000
                                                             ----------    ----------    ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales..................................................   $236,112      $286,261      $315,012
Gross profit...............................................    127,598       160,563       185,499
Operating income...........................................     62,373        83,514        93,305
Net income.................................................     39,189        54,204        64,517
Diluted earnings per common share..........................   $   2.15      $   2.96      $   3.65
Shares used in diluted per share calculations..............     18,223        18,282        17,673

                                                                    MARCH 31, 2000
                                                              --------------------------
                                                                            PRO FORMA
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 45,309       $ 36,178
Working capital.............................................    78,306         69,175
Total assets................................................   170,030        160,899
Long-term debt..............................................        --             --
Total stockholders' equity..................................   105,376         96,245

------------
(1) Plantronics will purchase from the underwriters, at the public offering price per share, 100,000 of the 1,000,000 shares offered hereby. The "pro forma as adjusted" balance sheet data reflects such purchase. Solely for purposes of calculating the "pro forma as adjusted" balance sheet data, such purchase has been assumed to occur at a price per share of $91 5/16, the closing price for Plantronics' Common Stock on the New York Stock Exchange on June 2, 2000.

                                  RISK FACTORS

       Investing in our common stock will provide you with an equity ownership interest in Plantronics. As a Plantronics shareholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

A SUBSTANTIAL PORTION OF OUR SALES COME FROM THE CALL CENTER MARKET AND A DECREASE OF DEMAND IN THAT MARKET COULD MATERIALLY AFFECT OUR RESULTS.

       We have historically derived, and continue to derive, a substantial portion of our net sales from the call center market. This market has grown significantly in recent years as new call centers have proliferated and existing call centers have expanded. While we believe this market is continuing to grow, in the future this growth could slow or revenues from this market could decline due to various factors. For example, technological advances such as automated interactive voice response systems could reduce or eliminate the need for call center agents in certain applications. In addition, consumer resistance to telemarketing could adversely affect growth in the call center market. Due to our reliance on the call center market, we will be affected more by changes in the rate of call center establishment and expansion and the communications products that call center agents use than would a company serving a broader market. Any decrease in the demand for call centers and related headset products could cause a decrease in the demand for our products, which would materially adversely affect our business, financial condition and results of operations.

WE ARE COUNTING ON THE OFFICE, MOBILE, COMPUTER AND RESIDENTIAL MARKETS TO DEVELOP AND WE COULD BE ADVERSELY AFFECTED IF THEY DO NOT DEVELOP AS WE EXPECT.

       While the call center market is still a substantial portion of our business, we believe that our future prospects will depend in large part on the growth in demand for headsets in the office, mobile, computer and residential markets. These communications headset markets are relatively new and undeveloped. Moreover, we do not have extensive experience in selling headset products to customers in these markets. If the demand for headsets in these markets fails to develop, or develops more slowly than we currently anticipate, or if we are unable to effectively market our products to customers in these markets, it would have a material adverse effect on the potential demand for our products and on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A NUMBER OF CAUSES OUTSIDE OUR CONTROL.

       Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:

       - changes in demand for our products;

       - timing and size of orders from customers;

       - cancellations or delays of deliveries of components and subassemblies by our suppliers;

       - variances in the timing and amount of engineering and operating expenses;

       - distribution channel volume variations;

       - delays in shipments of our products;

       - product returns and customer credits;

       - new product introductions by us or our competitors;

       - entrance of new competitors;

       - increases in the costs of our components and subassemblies;

       - price erosion;

       - changes in the mix of products sold by us;

       - seasonal fluctuations in demand; and

       - general economic conditions.

       Each of the above factors is difficult to forecast and thus could have a material adverse effect on our business, financial condition and results of operations.

       We generally ship most orders during the quarter in which they are received, and, consequently, we do not have a significant backlog of orders. As a result, quarterly net sales and operating results depend primarily on the volume and timing of orders received during the quarter. It is difficult to forecast orders for a given quarter. Since a large portion of our operating expenses, including rent, salaries and certain manufacturing expenses, are fixed and difficult to reduce or modify, if net sales do not meet our expectations, our business, financial condition and results of operations could be materially adversely affected.

       Our operating results can also vary substantially in any period depending on the mix of products sold and the distribution channels through which they are sold. In the event that sales of lower margin products or sales through lower margin distribution channels in any period represent a disproportionate share of total sales during such period, our operating results would be materially adversely affected.

       We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicative of future operating results. In addition, our operating results in a future quarter or quarters may fall below the expectations of securities analysts or investors, and, as a result, the price of our common stock might fall.

IF WE DO NOT MATCH PRODUCTION TO DEMAND WE WILL BE AT RISK OF LOSING BUSINESS OR OUR GROSS MARGINS COULD BE ADVERSELY AFFECTED.

       Historically, we have seen steady increases in customer demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products is dependent on many factors and such demand is inherently difficult to forecast. Significant unanticipated fluctuations in demand could cause the following operating problems, among others:

       - If demand increases beyond that forecasted, we would have to rapidly increase production. We depend on suppliers to provide additional volumes of components and subassemblies, and, therefore, might not be able to increase production rapidly enough to meet unexpected demand. This could cause us to fail to meet customer expectations. There could be short-term losses of sales while we are trying to increase production. If customers turn to competitive sources of supply to meet their needs, there could be a long-term impact on our revenues.

       - Rapid increases in production levels to meet unanticipated demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of required materials, and higher overtime costs and other expenses. These higher expenditures could lower our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also lower our margins.

       - If forecasted demand does not develop, we could have excess production or excess capacity. Excess production could result in higher inventories of finished products, components and subassemblies. If we were unable to sell these inventories, we would have to write off some or all of our inventories of obsolete products and unusable components and subassemblies. Excess manufacturing capacity could lead to higher production costs and lower margins.

       Any of the foregoing problems could materially adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR SUPPLIERS AND FAILURE OF OUR SUPPLIERS TO PROVIDE QUALITY COMPONENTS OR SERVICES IN A TIMELY MANNER COULD ADVERSELY AFFECT OUR RESULTS.

       We buy components and subassemblies from a variety of suppliers and assemble them into finished products. The cost, quality, and availability of such components are essential to the successful production and sale of our products. Obtaining components and subassemblies entails various risks, including the following:

       - Prices of components and subassemblies may rise. If this occurs and we are not able to pass these increases on to our customers or to achieve operating efficiencies that would offset the increases, it would have a material adverse effect on our business, financial condition and results of operations.

       - We obtain certain subassemblies and components from single suppliers, and alternate sources for these items are not readily available. To date, we have experienced only minor interruptions in the supply of these components and subassemblies, none of which has significantly affected our results of operations. However, an interruption in supply from any of our single source suppliers in the future would materially adversely affect our business, financial condition and results of operations.

       - Most of our suppliers are not obligated to continue to provide us with components and subassemblies. Rather, we buy most components and subassemblies on a purchase order basis. If our suppliers experience increased demand or shortages, it could affect deliveries to us. In turn, this would affect our ability to manufacture and sell products that are dependent on those components and subassemblies. This would materially adversely affect our business, financial condition and results of operations.

WE SELL OUR PRODUCTS THROUGH VARIOUS CHANNELS OF DISTRIBUTION AND A FAILURE OF THOSE CHANNELS TO OPERATE AS WE EXPECT COULD DECREASE OUR REVENUES.

       We sell substantially all of our products through distributors, OEMs, retailers and telephony service providers. Our existing relationships with these parties are nonexclusive and can be terminated by either party without cause. Our channel partners also sell or can potentially sell products offered by our competitors. To the extent that our competitors offer our channel partners more favorable terms, such partners may decline to carry, de-emphasize or discontinue carrying our products. In the future, we may not be able to retain or attract a sufficient number of qualified channel partners. Further, such partners may not recommend, or continue to recommend, our products. The inability to establish or maintain successful relationships with distributors, OEMs, retailers and telephony service providers or to expand our distribution channels could materially adversely affect our business, financial condition or results of operations.

       Our distribution channels generally hold inventories of our products, determined in their own business judgment to be sufficient to meet their customer's delivery requirements. Such inventory levels are subject to market conditions, business judgment by the reseller and our ability to meet their time-to-ship needs. Rapid reductions by our distributors, OEMs, retailers and other customers in the levels of inventories held in our products could materially adversely affect our business, financial condition or results of operations.

WE HAVE STRONG COMPETITORS AND WILL LIKELY FACE ADDITIONAL COMPETITION IN THE FUTURE.

       The markets for our products are highly competitive. We compete with a variety of companies in the various markets for communications headsets. Our single largest competitor is GN Netcom, a subsidiary of GN Great Nordic Ltd., a Danish telecommunications conglomerate with revenues of

5.4 billion Danish Krone (approximately $700 million) in calendar 1999. On May 21, 2000, GN Netcom announced that it had signed an agreement to acquire Jabra Corporation, a supplier of headsets in the mobile phone market. It is not clear how this merger will affect us but the merged entity will have a broader product offering and greater marketing presence than either of the two entities had separately.

       We anticipate that we will face additional competition from companies that currently do not offer communications headsets. This is particularly true in the office, mobile, computer and residential markets. As these markets mature, we will face increased competition from consumer electronics companies and other companies that currently manufacture and sell mobile phones or computer peripheral equipment. These new competitors are likely to be larger, offer broader product lines, bundle or integrate with other products communications headset tops and bases manufactured by them or others, offer products containing bases that are incompatible with our headset tops and have substantially greater financial, marketing and other resources than we do.

       We believe that important competitive factors for us are product reliability, product features, customer service and support, reputation, distribution, ability to meet delivery schedules, warranty terms, product life and price. If we do not compete successfully with respect to any of these or other factors it could materially adversely affect our business, financial condition and results of operations. If we do not successfully develop and market products that compete successfully with those of our competitors it would materially adversely affect our business, financial condition and results of operations.

NEW PRODUCT DEVELOPMENT IS RISKY AND WE WILL BE ADVERSELY AFFECTED IF WE DO NOT RESPOND TO CHANGING CUSTOMER REQUIREMENTS AND NEW TECHNOLOGIES.

       Our product development efforts historically have been directed toward enhancement of existing products and development of new products that capitalize on our core capabilities. The success of new product introductions is dependent on a number of factors, including the proper selection of new product features, timely completion and introduction of new product designs, cost-effective manufacture of such products, quality of new products and market acceptance. To be successful in the future, we must develop new products, qualify these new products, successfully introduce these products to the market on a timely basis, and commence and sustain low-cost, volume production to meet customers' demands. Although we attempt to determine the specific needs of headset users in our target markets, because almost all of our sales are indirect, we may not always be able to timely and accurately predict end-user requirements. As a result, our products may not be timely developed, designed to address current or future end-user requirements, offered at competitive prices or accepted, which could materially adversely affect our business, financial condition and results of operations. Moreover, we generally incur substantial research and development costs before the technical feasibility and commercial viability of a new product can be ascertained. Accordingly, revenues from new products may not be sufficient to recover the associated development costs.

       Historically, the technology used in lightweight communications headsets has evolved slowly. New products have primarily offered stylistic changes and quality improvements, rather than significant new technologies. We anticipate that the technology used in hands-free communications devices, including our products, will begin to evolve more rapidly in the future. We believe that this is particularly true of the office, mobile and residential markets, which may require us to develop new headset technologies to support cordless and wireless operation and to interface with new communications and computing devices. As a result, our success depends upon our ability to enhance existing products, to respond to changing market requirements, and to develop and introduce in a timely manner new products that keep pace with technological developments. If we are unable to develop and introduce enhanced products or new products in a timely manner in response to changing market conditions or customer requirements, it will materially and adversely affect our business, financial condition and results of operations.

       Due to the historically slow evolvement of our products, we have generally been able to phase out obsolete products without significant impact to our operating margins. However, as we develop new generations of products more quickly, we expect that the pace of product obsolescence will increase concurrently. The disposition of inventories of obsolete products may result in reductions to our operating margins and affect our earnings and results of operations.

CHANGES IN REGULATORY REQUIREMENTS MAY ADVERSELY IMPACT OUR GROSS MARGINS AS WE COMPLY WITH SUCH CHANGES OR REDUCE OUR ABILITY TO GENERATE REVENUES IF WE ARE UNABLE TO COMPLY.

       Our products must meet the requirements set by regulatory authorities in the numerous jurisdictions in which we sell them. As regulations and local laws change, we must modify our products to address those changes. Regulatory restrictions may increase the costs to design and manufacture our products, resulting in a decrease in demand for our products if the costs are passed along or a decrease in our margins. Compliance with regulatory restrictions may impact the technical quality and capabilities of our products, reducing their marketability. We are currently facing a substantial change in the regulations applicable to our products in the European Union and there is no certainty that we can meet those regulatory requirements in a timely and cost-effective manner. Failure to conform our products to these new European regulatory requirements would result in our inability to sell such products in Europe, resulting in a material adverse impact to our financial condition and results of operations.

WE HAVE SIGNIFICANT FOREIGN OPERATIONS AND THERE ARE INHERENT RISKS IN OPERATING ABROAD.

       Approximately 33.5% of our net sales in fiscal 2000 were derived from customers outside the United States, compared with approximately 30.5% of our net sales in fiscal 1999. In addition, we conduct substantially all of our headset assembly operations in our manufacturing facility located in Mexico, and we obtain most of the components and subassemblies used in our products from various foreign suppliers. The inherent risks of international operations, particularly in Mexico, could materially adversely affect our business, financial condition and results of operations. The types of risks faced in connection with international operations and sales include:

       - cultural differences in the conduct of business;

       - greater difficulty in accounts receivable collection;

       - unexpected changes in regulatory requirements;

       - tariffs and other trade barriers;

       - economic and political conditions in each country;

       - management and operation of an enterprise spread over various countries; and

       - burden of complying with a wide variety of foreign laws.

       In calendar 2000, the value of major European currencies has dropped against the U.S. dollar. To date, we have not reflected that change in currency value in our selling prices. In order to maintain a competitive price for our products in Europe, we expect that we will have to effectively reduce our current prices, resulting in a lower margin on products sold in Europe. Continued change in the values of European currencies or changes in the values of other foreign currencies could have a material adverse effect on our business, financial condition and results of operations.

OUR FOREIGN OPERATIONS PUT US AT RISK OF LOSS IF THERE ARE MATERIAL CHANGES IN CURRENCY VALUES AS COMPARED TO THE U.S. DOLLAR.

       A significant portion of our business is conducted in currencies other than the U.S. dollar. As a result, fluctuations in exchange rates create risk to us in both the sale of our products and our purchase of supplies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. Although we do not currently engage in any hedging activities to mitigate exchange rate risks, we continually evaluate programs to reduce our foreign currency exposure. However, there can be no assurance that we will not continue to experience currency losses in the future, nor can we predict the effects of future exchange rate fluctuations on future operating results. To the extent that sales to our foreign customers increase or transactions in foreign currencies increase, our business, financial condition and results of operations could be materially adversely affected by exchange rate fluctuations. In addition, we cannot predict the potential consequences to our business of the adoption of the Euro as a common currency in Europe.

WE MAY BE EXPERIENCING A NON-SUSTAINABLE INCREASE IN SALES AS A RESULT OF PENT-UP DEMAND FROM Y2K CONCERNS.

       Our results for the first part of calendar year 2000 may not be indicative of longer-term market conditions. We currently may be enjoying a non-sustainable rebound from purchases by call center and office customers who delayed investment in new call centers or information technologies due to concerns over the effects of Y2K.

IF THERE ARE PROBLEMS THAT AFFECT OUR PRINCIPAL MANUFACTURING FACILITY IN MEXICO, WE COULD FACE LOSSES IN REVENUES OR MATERIAL INCREASES IN COSTS OF OUR OPERATIONS.

       Substantially all of our manufacturing operations are currently performed in a single facility in Tijuana, Mexico. A fire, flood or earthquake, political unrest or other disaster or condition affecting our facility could have a material adverse effect on our business, financial condition and results of operations. While we have developed a disaster recovery plan and believe we are adequately insured with respect to this facility, we may not be able to implement the plan effectively or on a timely basis or recover under applicable insurance policies.

WE HAVE INTELLECTUAL PROPERTY RIGHTS THAT COULD BE INFRINGED BY OTHERS AND WE ARE POTENTIALLY AT RISK OF INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

       Our success will depend in part on our ability to protect our proprietary technology. We rely primarily on a combination of nondisclosure agreements and other contractual provisions as well as patent, trademark, trade secret, and copyright laws to protect our proprietary rights. We currently hold 35 United States patents and additional foreign patents and intend to continue to seek patents on our inventions when we believe it to be appropriate. The process of seeking patent protection can be lengthy and expensive. Patents may not be issued in response to our applications, and patents that are issued may be invalidated, circumvented or challenged by others. If we are required to enforce our patents or other proprietary rights through litigation, the costs and diversion of management's attention could be substantial. In addition, the rights granted under any patents may not provide us competitive advantages or be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. If we do not enforce and protect our intellectual property rights, it could materially adversely affect our business, financial condition and results of operations.

       From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights against us. Such claims, if they are asserted, could result in costly litigation and diversion of management's attention. In addition, we may not ultimately prevail in any such litigation or be able to license any valid and infringed patents from such third parties on commercially reasonable terms, if at all. Any infringement claim or other litigation against us could materially adversely affect our business, financial condition and results of operations.

WE ARE EXPOSED TO POTENTIAL LAWSUITS ALLEGING DEFECTS IN OUR PRODUCTS.

       The use of our products exposes us to the risk of product liability claims. Product liability claims have in the past been, and are currently being, asserted against us. None of the previously resolved claims have materially affected our business, financial condition or results of operations, nor do we believe that any of the pending claims will have such an effect. Although we maintain product liability insurance, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any such claim. Therefore, successful product liability claims brought against us could have a material adverse effect upon our business, financial condition and results of operations.

       Our mobile headsets are used with mobile telephones. There has been continuing public controversy over whether the radio frequency emissions from mobile telephones are harmful to users of mobile phones. We believe that there is no conclusive proof of any health hazard from the use of mobile telephones but that research in this area is incomplete. If research was to establish a health hazard from the use of mobile telephones or public controversy grows even in the absence of conclusive research findings, there could be an adverse impact on the demand for our mobile headsets.

WHILE WE BELIEVE WE COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WE ARE STILL EXPOSED TO POTENTIAL RISKS FROM ENVIRONMENTAL MATTERS.

       We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We have included in our financial statements a reserve of $1.5 million for possible environmental remediation of the site of one of our previous businesses. While no claims have been asserted against us in connection with this matter, such claims could be asserted in the future and any liability that might result could exceed the amount of the reserve.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOSE THE BENEFIT OF THE SERVICES OF KEN KANNAPPAN OR OTHER KEY PERSONNEL.

       Our success depends to a significant extent upon the services of a limited number of executive officers and other key employees. The unanticipated loss of the services of our president and chief executive officer, Mr. Kannappan, or one or more of our other executive officers or key employees could have a material adverse effect upon our business, financial condition and results of operations.

       We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. Competition for such personnel is intense. We may not be successful in attracting and retaining such personnel, and our failure to do so could have a material adverse effect on our business, operating results or financial condition.

OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN PLANTRONICS STOCK COULD BE LOST.

       The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more of our executive officers or other key employees, quarterly variations in our or our competitors' results of operations, changes in earnings estimates or recommendations by securities analysts, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

ANTI-TAKEOVER PROVISIONS IN OUR CURRENT BY-LAWS OR WHICH COULD BE PUT INTO PLACE BY OUR BOARD OF DIRECTORS COULD AFFECT MARKET PRICES OF OUR STOCK.

       Our board of directors has the authority to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire us. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could also have the effect of delaying or preventing our acquisition by a third party. Further, certain provisions of our Certificate of Incorporation and bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock.

THE SELLING STOCKHOLDER, CITICORP VENTURE CAPITAL, WILL STILL RETAIN SIGNIFICANT CONTROL OVER OUR BUSINESS.

       Our largest stockholder, Citicorp Venture Capital, Ltd. ("CVC"), beneficially owns 4,509,168 shares of our common stock (excluding any shares that may be owned by employees of CVC or its affiliates), which represents approximately 27.6% of our outstanding common stock as of May 1, 2000. After completion of this offering, CVC will beneficially own 3,509,168 shares (3,359,168 shares if the entire over-allotment option is exercised by the underwriters). We also have an agreement with CVC under which it is entitled to have up to three of its designees serve on our Board of Directors, depending on the level of CVC's continuing stock ownership. Messrs. Robert F. B. Logan, M. Saleem Muqaddam and John Mowbray O'Mara are currently serving as CVC's designees under that agreement. After completion of the proposed offering, CVC will have the right to have up to two of its designees supported by Management. Accordingly, CVC has the ability to exert substantial influence on the full Board of Directors, which currently consists of seven members. In addition, our bylaws contain provisions that require a two-thirds (66 2/3%) supermajority vote of the Board of Directors to approve certain transactions, including amendments of our Certificate of Incorporation, certain provisions of our bylaws, mergers and sales of substantial assets, acquisitions of other companies and sales of capital stock. These provisions may have the effect of giving a small number of directors the ability to block such transactions.

WE HAVE SEVERAL SIGNIFICANT STOCKHOLDERS AND, GIVEN THE LOW TRADING VOLUME OF OUR STOCK, IF THEY SELL THEIR SHARES IN A SHORT PERIOD OF TIME, WE COULD SEE AN ADVERSE AFFECT ON THE MARKET PRICES OF OUR STOCK.

     As of May 19, 2000, we had 16,365,757 shares of common stock outstanding. All of these shares are freely tradable except for approximately 4,900,000 shares held by affiliates of Plantronics (including CVC and the directors and officers of Plantronics). These approximately 4,900,000 shares may only be sold in reliance on Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an effective registration statement filed with the Securities and Exchange Commission. Some of our current stockholders, including CVC, Citigroup Foundation and certain of our officers, directors and key employees, also have certain contractual rights to require Plantronics to register their shares for public sale. Approximately 2,600,000 additional shares are subject to outstanding stock options as of May 19, 2000. Ms. Louise Cecil, the widow of our former CEO and Chairman, Robert S. Cecil, holds options on 222,196 shares of our common stock, transferred to her by Mr. Cecil during his life. She has registered those shares for resale and can sell any or all of those shares at any time.

     Plantronics stock is not heavily traded. Our average daily trading volume in fiscal year 2000 was 71,630 shares per day with a median volume in that period of 51,000 shares per day. Sales of a substantial number of shares of common stock in the public market by CVC or any of our officers, directors or other stockholders could adversely affect the prevailing market price of the common stock and impair our ability to raise capital through the sale of equity securities.


THE SEC MAY DETERMINE THAT OUR ACCOUNTANTS ARE NOT INDEPENDENT.



     Until June 4, 2000, PricewaterhouseCoopers LLP performed payroll and bookkeeping services for our Hong Kong sales office, an immaterial operation with one employee, no assets or equity, and no authority to conclude any sales on behalf of Plantronics. The selling, general and administrative expenses incurred by our Hong Kong office accounted for 0.38, 0.53 and 0.64 percent of our total selling, general and administrative expenses for fiscal years 2000, 1999 and 1998, respectively. PwC received fees for these services of approximately $10,000, or approximately 7% of total audit fees, in each of fiscal years 2000, 1999 and 1998. Payroll and bookkeeping services for our Hong Kong office are now being performed by

KPMG LLP, which is also conducting an audit of the prior bookkeeping work. Due to the immaterial nature of our Hong Kong office's operations, PwC performed no audit work on that office's financial statements for fiscal years 2000, 1999 or 1998. However, this level of compensation for bookkeeping services compared to the compensation for audit services exceeds certain guidance from the Securities and Exchange Commission for the determination of accountant independence. PwC has represented to the SEC, to the underwriters of this offering and to us that all affected audits were conducted with an objective state of mind and the requisite degree of professional skepticism. However, the SEC might not concur with PwC's view. If the SEC determines that PwC is or was not independent, we might be required to engage a different outside auditing firm on a prospective basis and we might be required to have that firm re-audit our previous years' financial statements. We cannot predict whether the SEC will require a re-audit or what effect a re-audit might have on Plantronics.

                                USE OF PROCEEDS

       We will not receive any proceeds from the sale of common stock in this offering.

                          PRICE RANGE OF COMMON STOCK

       Our common stock has been trading publicly on the New York Stock Exchange under the symbol "PLT" since January 20, 1994. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the New York Stock Exchange during the calendar quarters indicated.

                                                              HIGH    LOW
                                                              ----    ---
1997
  First Quarter.............................................  24  7/8 21 1/2
  Second Quarter............................................  25 3/16 20 3/8
  Third Quarter.............................................  39      25 3/32
  Fourth Quarter............................................  40  7/8 35 3/8
1998
  First Quarter.............................................  42  3/4 39 1/4
  Second Quarter............................................  51  1/2 39 13/16
  Third Quarter.............................................  64 9/16 45 3/4
  Fourth Quarter............................................  86      48 5/16
1999
  First Quarter.............................................  86  3/4 60 1/2
  Second Quarter............................................  73      61 1/8
  Third Quarter.............................................  73  1/4 44 1/2
  Fourth Quarter............................................  71 9/16 49 3/8
2000
  First Quarter.............................................  93 3/16 67 5/8
  Second Quarter (through June 2, 2000).....................  94  3/8 82 11/16

       On June 2, 2000, the closing sale price of our common stock as reported by the New York Stock Exchange was $91 5/16 per share. As of June 2, 2000, there were approximately 90 stockholders of record of our common stock.

                                DIVIDEND POLICY

       Plantronics has not paid any dividends in recent years. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our bank line of credit restricts us from paying cash dividends on shares of our capital stock in an amount greater than 50% of our cumulative net income (net of cumulative losses) for the period commencing December 26, 1996 through the date of declaration.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of March 31, 2000. This information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                    MARCH 31, 2000
                                                              ---------------------------
                                                                             PRO FORMA
                                                               ACTUAL      AS ADJUSTED(1)
                                                              ---------    --------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Long-term debt..............................................  $      --      $      --
Stockholders' equity:
  Common stock, $0.01 par value per share, 100,000,000
     shares authorized, 16,298,621 issued and outstanding,
     16,198,621 issued and outstanding pro forma as
     adjusted...............................................        192            192
  Additional paid-in capital................................    114,739        114,739
  Accumulated other comprehensive income....................       (891)          (891)
  Retained earnings.........................................    134,076        134,076
                                                              ---------      ---------
                                                                248,116        248,116

  Less: Treasury stock, 2,895,365 shares, 2,995,365 shares
     pro forma as adjusted, at cost.........................   (142,740)      (151,871)
                                                              ---------      ---------
Total stockholders' equity..................................    105,376         96,245
                                                              ---------      ---------
Total capitalization........................................  $ 105,376      $  96,245
                                                              =========      =========

------------
(1) Reflects the purchase by Plantronics from the underwriters of 100,000 of the 1,000,000 shares offered hereby.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following table presents our selected consolidated financial data for, and as of the end of, each of the periods indicated. The selected consolidated financial data for, and as of the end of, the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements. The selected consolidated financial data are not necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

                                                       FISCAL YEAR ENDED MARCH 31,
                                          ------------------------------------------------------
                                          1996(1)    1997(1)      1998        1999        2000
                                          --------   --------   --------    --------    --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales...............................  $182,959   $195,307   $236,112    $286,261    $315,012
Cost of sales...........................    86,887     96,567    108,514     125,698     129,513
                                          --------   --------   --------    --------    --------
  Gross profit..........................    96,072    104,740    127,598     160,563     185,499
                                          --------   --------   --------    --------    --------
Operating expenses:
  Research, development and
     engineering........................    13,718     14,503     17,543      19,521      21,868
  Selling, general and administrative...    34,845     39,898     47,682      57,528      70,326
                                          --------   --------   --------    --------    --------
     Total operating expenses...........    48,563     54,401     65,225      77,049      92,194
                                          --------   --------   --------    --------    --------
Operating income........................    47,509     50,339     62,373      83,514      93,305
Interest expense, including amortization
  of debt issuance costs................     7,140      7,104      6,984       5,785          86
Interest income and other income, net...    (1,385)    (1,722)    (2,243)     (3,525)     (1,659)
                                          --------   --------   --------    --------    --------
Income before income taxes..............    41,754     44,957     57,632      81,254      94,878
Income tax expense......................    16,284     15,286     18,443      26,001      30,361
                                          --------   --------   --------    --------    --------
Income before extraordinary item........    25,470     29,671     39,189      55,253      64,517
Extraordinary item -- retirement of
  debt, net of taxes....................        --         --         --       1,049          --
                                          --------   --------   --------    --------    --------
Net income..............................  $ 25,470   $ 29,671   $ 39,189    $ 54,204    $ 64,517
                                          ========   ========   ========    ========    ========
Net income per share: basic
  Income before extraordinary item......  $   1.53   $   1.75   $   2.38    $   3.33    $   3.91
  Extraordinary item....................        --         --         --        0.06          --
                                          --------   --------   --------    --------    --------
     Basic earnings per common share....  $   1.53   $   1.75   $   2.38    $   3.27    $   3.91
                                          ========   ========   ========    ========    ========
Shares used in basic per share
  calculations..........................    16,593     17,003     16,481      16,574      16,505
                                          ========   ========   ========    ========    ========
Net income per share: diluted
  Income before extraordinary item......  $   1.42   $   1.67   $   2.15    $   3.02    $   3.65
  Extraordinary item....................        --         --         --        0.06          --
                                          --------   --------   --------    --------    --------
     Diluted earnings per common
       share............................  $   1.42   $   1.67   $   2.15    $   2.96    $   3.65
                                          ========   ========   ========    ========    ========
Shares used in diluted per share
  calculations..........................    17,964     17,792     18,223      18,282      17,673
                                          ========   ========   ========    ========    ========

------------

(1) Shares and per share data adjusted for stock split.

                                                                   MARCH 31,
                                              ----------------------------------------------------
                                                1996       1997       1998       1999       2000
                                              --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities................................  $ 26,787   $ 42,262   $ 64,901   $ 42,999   $ 45,309
Working capital.............................    48,554     63,341     98,759     76,296     78,306
Total assets................................   108,661    127,241    165,475    142,868    170,030
Long term debt..............................    65,050     65,050     65,050         --         --
Total stockholders' equity..................     1,415     20,882     53,436     89,405    105,376

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

       Plantronics introduced the first lightweight communications headset in 1962. Since that time we have established ourselves as a world-leading designer, manufacturer and marketer of lightweight communications headset products. We manufacture a broad line of headsets designed for use with substantially all of the different telephone systems currently in use. Our products are designed to increase the productivity, effectiveness and comfort of telephone use. We believe our customers and end-users recognize our headsets for their sound quality, comfort, reliability and industry-leading safety. Historically, we have sold products primarily for use in the call center market, but in recent years we have been increasingly leveraging our expertise to become a leading headset supplier to the office, mobile and residential markets. Our products are available through a global network of distributors, original equipment manufacturers, retailers and telephony service providers.

RESULTS OF OPERATIONS

       The following table sets forth items, for the periods indicated, from our Consolidated Statements of Operations as a percentage of net sales.

                                                               FISCAL YEAR ENDED MARCH 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
Net sales...................................................   100.0%       100.0%   100.0%
Cost of sales...............................................    46.0         43.9     41.1
                                                               -----      -----      -----
Gross profit................................................    54.0         56.1     58.9
Operating expenses:
  Research, development and engineering.....................     7.4          6.8      7.0
  Selling, general and administrative.......................    20.2         20.1     22.3
                                                               -----      -----      -----
Total operating expenses....................................    27.6         26.9     29.3
                                                               -----      -----      -----
Operating income............................................    26.4         29.2     29.6
Interest expense............................................     3.0          2.0      0.0
Interest and other income, net..............................    (1.0)        (1.2)    (0.5)
                                                               -----      -----      -----
Income before income taxes..................................    24.4         28.4     30.1
Income tax expense..........................................     7.8          9.1      9.6
                                                               -----      -----      -----
Income before extraordinary item............................    16.6         19.3     20.5
Extraordinary item -- retirement of debt, net of taxes......      --          0.4       --
                                                               -----      -----      -----
Net income..................................................    16.6%        18.9%    20.5%
                                                               =====      =====      =====

     Net Sales

       Net sales in fiscal 2000 increased 10.0% to $315.0 million compared to $286.3 million in fiscal 1999, which in turn increased 21.2% compared to fiscal 1998 net sales of $236.1 million. Our fiscal year ended March 31, 2000 contained 53 weeks vs. 52 weeks for fiscal years 1999 and 1998.

       The 10% increase in revenue in fiscal 2000 was driven by strong growth internationally and strong U.S. retail revenues, offset by flat U.S. distribution sales and a decline in sales to our largest OEM.

       International sales in fiscal 2000 increased 20.7% to $105.5 million compared to $87.4 million in fiscal 1999, which in turn increased 21.3% compared to the prior year. The growth in fiscal 2000 was experienced in each of the Europe, Asia Pacific/Latin America and Canada regions and reflects our investment in the international sales force as well as marketing programs. International sales accounted for approximately 33.5% of total net sales in fiscal 2000, up from 30.5% of total net sales in both 1999 and 1998.

       Domestic sales in fiscal 2000 increased 5.4% to $209.6 million compared to $198.9 million in fiscal 1999, which in turn increased 21.2% compared to the prior year. U.S. retail sales grew strongly, reflecting both the broadening of our retail distribution with several major new consumer electronics accounts added during the year and an increase in demand for headsets for office applications. Retail revenue also grew due to an increase in demand for headsets used in conjunction with mobile, cellular and cordless phones and for computer applications.

     Gross Profit

       Gross profit in fiscal 2000 increased 15.5% to $185.5 million (58.9% of net sales), compared to $160.6 million (56.1% of net sales) in fiscal 1999. Gross profit in fiscal 1999 increased 25.8% compared to gross profit of $127.6 million (54.0% of net sales) in fiscal 1998. The increases in gross profit as a percent of net sales mainly reflect reductions in product costs through design and manufacturing efficiencies and lower costs from our suppliers.

     Research, Development and Engineering

       Research, development and engineering expenses in fiscal 2000 increased 12.0% to $21.9 million (6.9% of net sales), compared to $19.5 million (6.8% of net sales) in fiscal 1999. Research, development and engineering expenses in fiscal 1999 increased 11.3% compared to $17.5 million (7.4% of net sales) in fiscal 1998. The increase in these expenses reflects continued investment in new product development and technologies.

     Selling, General and Administrative

       Selling, general and administrative expenses in fiscal 2000 increased 22.2% to $70.3 million (22.3% of net sales), compared to $57.5 million (20.1% of net sales) in fiscal 1999. Selling, general and administrative expenses in fiscal 1999 increased 20.6% compared to $47.7 million (20.2% of net sales) in fiscal 1998. Retail variable selling expenses increased due to incremental retail revenue. Marketing expenses increased substantially due to increased activities including advertising campaigns, new product launches, international marketing and programs for our mobile and computer divisions.

     Operating Income

       Operating income in fiscal 2000 increased 11.7% to $93.3 million (29.6% of net sales), compared to $83.5 million (29.2% of net sales) in fiscal 1999. Operating income in fiscal 1999 increased 33.9% compared to $62.4 million (26.4% of net sales) in fiscal 1998. The increase in operating income over the past two fiscal years was primarily due to higher net sales and the increase in gross margin.

     Interest Expense

       Interest expense in fiscal 2000 decreased 98.5% to $0.1 million, compared to $5.8 million in fiscal 1999, which in turn decreased 17.2% from $7.0 million in fiscal 1998. Interest expense for 1999 and 1998 principally represents interest payable on our 10% Senior Notes Due 2001 ("Senior Notes"), which were redeemed on January 15, 1999. The early redemption of these Senior Notes was the reason for the decrease in interest expense in fiscal 2000, and management expects interest expense to be minimal in future periods. In November 1999, we entered into a credit agreement to borrow up to $100 million with a major bank. We currently have no borrowings under this agreement.

     Interest and Other Income

       Interest and other income in fiscal 2000 decreased 52.9% to $1.7 million compared to $3.5 million in fiscal 1999, which in turn increased 57.2% compared to $2.2 million in fiscal 1998. The decrease in interest income in fiscal 2000 was primarily attributable to lower cash and cash equivalents balances as a result of the January 15, 1999 redemption of $65 million in Senior Notes.

     Income Tax Expense

       In fiscal 2000, fiscal 1999 and fiscal 1998, income tax expense was $30.4 million, $26.0 million and $18.4 million, respectively, representing effective tax rates of 32% in all fiscal years.

     Year 2000

       During the fiscal year ended March 31, 2000, Plantronics incurred approximately $1.0 million in costs associated with Y2K compliance. Since year-end, we have not incurred any material additional costs nor have we experienced any disruption with vendors or operations. Furthermore, we believe that any future costs associated with Y2K compliance efforts will not be material.

QUARTERLY RESULTS OF OPERATIONS

       The following tables present certain unaudited quarterly financial information for each of the eight quarters in the two-year period ended March 31, 2000. In the opinion of our management, this information has been presented on the same basis as the Consolidated Financial Statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring accruals) required to present fairly the financial results presented herein. Results of operations for any previous quarter are not necessarily indicative of results for any future quarter.

                                                      QUARTER ENDED
                              --------------------------------------------------------------
                              JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                1998         1998            1998         1999        1999
                              --------   -------------   ------------   ---------   --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales...................  $70,060       $71,150        $72,038       $73,013    $74,715
Cost of sales...............   31,897        32,192         31,002        30,607     30,792
                              -------       -------        -------       -------    -------
Gross profit................   38,163        38,958         41,036        42,406     43,923
                              -------       -------        -------       -------    -------
Operating expenses:
  Research, development and
    engineering.............    4,470         4,535          5,177         5,339      5,499
  Selling, general and
    administrative..........   14,102        13,760         14,563        15,103     15,938
                              -------       -------        -------       -------    -------
Total operating expenses....   18,572        18,295         19,740        20,442     21,437
                              -------       -------        -------       -------    -------
Operating income............   19,591        20,663         21,296        21,964     22,486
Interest expense, including
  amortization of debt
  issuance costs............    1,736         1,852          1,888           309         10
Interest and other income,
  net.......................     (485)       (1,208)        (1,801)          (31)      (174)
                              -------       -------        -------       -------    -------
Income before income
  taxes.....................   18,340        20,019         21,209        21,686     22,650
Income tax expense..........    5,869         6,406          6,786         6,940      7,246
                              -------       -------        -------       -------    -------
Income before extraordinary
  item......................   12,471        13,613         14,423        14,746     15,404
Extraordinary
  item -- retirement of
  debt, net of taxes........       --            --             --         1,049         --
                              -------       -------        -------       -------    -------
Net income..................  $12,471       $13,613        $14,423       $13,697    $15,404
                              =======       =======        =======       =======    =======
Net income per share: basic
  Income before
    extraordinary item......  $  0.76       $  0.82        $  0.87       $  0.88    $  0.92
  Extraordinary item, net of
    taxes...................       --            --             --          0.06         --
                              -------       -------        -------       -------    -------
    Basic earnings per
      common shares.........  $  0.76       $  0.82        $  0.87       $  0.82    $  0.92
                              =======       =======        =======       =======    =======
Shares used in basic share
  calculations..............   16,474        16,513         16,562        16,748     16,746
                              =======       =======        =======       =======    =======
Net income per share:
  diluted
  Income before
    extraordinary item......  $  0.68       $  0.74        $  0.79       $  0.81    $  0.85
  Extraordinary item, net of
    taxes...................       --            --             --          0.06         --
                              -------       -------        -------       -------    -------
    Diluted earnings per
      common share..........  $  0.68       $  0.74        $  0.79       $  0.75    $  0.85
                              =======       =======        =======       =======    =======
Shares used in diluted per
  share calculations........   18,213        18,341         18,246        18,289     18,035
                              =======       =======        =======       =======    =======

                                           QUARTER ENDED
                              ----------------------------------------
                              SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                  1999            1999         2000
                              -------------   ------------   ---------
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales...................     $72,038        $76,059       $92,200
Cost of sales...............      29,532         30,946        38,243
                                 -------        -------       -------
Gross profit................      42,506         45,113        53,957
                                 -------        -------       -------
Operating expenses:
  Research, development and
    engineering.............       5,089          5,080         6,200
  Selling, general and
    administrative..........      15,976         17,949        20,463
                                 -------        -------       -------
Total operating expenses....      21,065         23,029        26,663
                                 -------        -------       -------
Operating income............      21,441         22,084        27,294
Interest expense, including
  amortization of debt
  issuance costs............           8              8            60
Interest and other income,
  net.......................        (505)          (583)         (397)
                                 -------        -------       -------
Income before income
  taxes.....................      21,938         22,659        27,631
Income tax expense..........       7,022          7,250         8,843
                                 -------        -------       -------
Income before extraordinary
  item......................      14,916         15,409        18,788
Extraordinary
  item -- retirement of
  debt, net of taxes........          --             --            --
                                 -------        -------       -------
Net income..................     $14,916        $15,409       $18,788
                                 =======        =======       =======
Net income per share: basic
  Income before
    extraordinary item......     $  0.90        $  0.94       $  1.16
  Extraordinary item, net of
    taxes...................          --             --            --
                                 -------        -------       -------
    Basic earnings per
      common shares.........     $  0.90        $  0.94       $  1.16
                                 =======        =======       =======
Shares used in basic share
  calculations..............      16,657         16,333        16,245
                                 =======        =======       =======
Net income per share:
  diluted
  Income before
    extraordinary item......     $  0.84        $  0.89       $  1.08
  Extraordinary item, net of
    taxes...................          --             --            --
                                 -------        -------       -------
    Diluted earnings per
      common share..........     $  0.84        $  0.89       $  1.08
                                 =======        =======       =======
Shares used in diluted per
  share calculations........      17,836         17,352        17,410
                                 =======        =======       =======

                                                               QUARTER ENDED
                               ------------------------------------------------------------------------------
                               JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                 1998         1998            1998         1999        1999         1999
                               --------   -------------   ------------   ---------   --------   -------------
AS A PERCENTAGE OF NET SALES:
Net sales....................   100.0%        100.0%         100.0%        100.0%     100.0%        100.0%
Cost of sales................    45.5          45.2           43.0          41.9       41.2          41.0
                                -----         -----          -----         -----      -----         -----
Gross profit.................    54.5          54.8           57.0          58.1       58.8          59.0
                                -----         -----          -----         -----      -----         -----
Operating expenses:
  Research, development and
    engineering..............     6.4           6.4            7.2           7.3        7.4           7.1
  Selling, general and
    administrative...........    20.1          19.3           20.2          20.7       21.3          22.2
                                -----         -----          -----         -----      -----         -----
Total operating expenses.....    26.5          25.7           27.4          28.0       28.7          29.2
                                -----         -----          -----         -----      -----         -----
Operating income.............    28.0          29.0           29.6          30.1       30.1          29.8
Interest expense.............     2.5           2.6            2.6           0.4        0.0           0.0
Interest and other income
  net........................    (0.7)         (1.7)          (2.5)          0.0       (0.2)         (0.7)
                                -----         -----          -----         -----      -----         -----
Income before income taxes...    26.2          28.1           29.4          29.7       30.3          30.5
Income tax expense...........     8.4           9.0            9.4           9.5        9.7           9.7
                                -----         -----          -----         -----      -----         -----
Income before extraordinary
  item.......................    17.8          19.1           20.0          20.2       20.6          20.7
Extraordinary
  item -- retirement of debt,
  net of taxes...............      --            --             --           1.4         --            --
                                -----         -----          -----         -----      -----         -----
Net income...................    17.8%         19.1%          20.0%         18.8%      20.6%         20.7%
                                =====         =====          =====         =====      =====         =====

                                    QUARTER ENDED
                               ------------------------
                               DECEMBER 31,   MARCH 31,
                                   1999         2000
                               ------------   ---------
AS A PERCENTAGE OF NET SALES:
Net sales....................     100.0%        100.0%
Cost of sales................      40.7          41.5
                                  -----         -----
Gross profit.................      59.3          58.5
                                  -----         -----
Operating expenses:
  Research, development and
    engineering..............       6.7           6.7
  Selling, general and
    administrative...........      23.6          22.2
                                  -----         -----
Total operating expenses.....      30.3          28.9
                                  -----         -----
Operating income.............      29.0          29.6
Interest expense.............       0.0           0.0
Interest and other income
  net........................      (0.8)         (0.4)
                                  -----         -----
Income before income taxes...      29.8          30.0
Income tax expense...........       9.5           9.6
                                  -----         -----
Income before extraordinary
  item.......................      20.3          20.4
Extraordinary
  item -- retirement of debt,
  net of taxes...............        --            --
                                  -----         -----
Net income...................      20.3%         20.4%
                                  =====         =====

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

       As of March 31, 2000, we had working capital of $78.3 million, including $45.3 million of cash, cash equivalents and marketable securities, compared with working capital of $76.3 million, including $43.0 million of cash and cash equivalents, as of March 31, 1999. During the fiscal year ended March 31, 2000, we generated $81.1 million of cash from operating activities, due primarily to $64.5 million in net income, an increase of $11.3 million in income taxes payable, and an income tax benefit of $15.1 million associated with the exercise of options, offset by a $14.9 million increase in inventory. In comparison, we generated $86.9 million in cash from operating activities for the fiscal year ended March 31, 1999, due mainly to $54.2 million in net income, decreases of $10.9 million in inventory and $6.8 million in accrued liabilities, and an income tax benefit of $21.7 million associated with the exercise of options.

       We have a $100 million revolving credit facility, including a $10 million letter of credit subfacility, with a major bank, both of which expire in November 2000. As of March 31, 2000, we had no cash borrowings under the revolving credit facility and $0.8 million outstanding under the letter of credit subfacility. The amounts outstanding under the letter of credit subfacility were principally associated with purchases of inventory. The terms of the credit facility contain covenants that materially limit our ability to incur debt, make capital expenditures and pay dividends, among other matters. These covenants may adversely affect our financial position to the extent we cannot comply with them. We are currently in compliance with the covenants under this agreement.

       We believe that our current cash balance and cash to be provided by operations, together with available borrowing capacity under our revolving credit facility and letter of credit subfacility, will be sufficient to fund operations for at least the next 12 months.

Investing Activities

       During fiscal 2000, we purchased marketable securities of $8.8 million and received proceeds from maturities of marketable securities of $3.8 million. Expenditures for capital and other assets of $15.2 million in the fiscal year ended March 31, 2000, were incurred principally in tooling for new products and to expand manufacturing capacity, investments in computer and telephone equipment, and the acquisition of ClearVox Communications, Inc., in December 1999.

Financing Activities

       In the fiscal year ended March 31, 2000, we sold 41,097 shares of our treasury stock for approximately $2.1 million and repurchased 1,267,500 shares of our common stock for approximately $72.6 million. In this offering we will purchase from the underwriters, at the public offering price per share, 100,000 of the 1,000,000 shares offered hereby. As of March 31, 2000, and as adjusted to reflect the purchase by Plantronics of 100,000 shares in this offering, we remained authorized to repurchase approximately 84,907 shares under all repurchase plans.

       We received $6.9 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 2000.

       Effective January 15, 1999, we repurchased all of our Senior Notes. The transaction resulted in a net extraordinary charge of approximately $1.0 million, or approximately $0.06 per diluted share, in the fourth quarter of fiscal 1999.

                                    BUSINESS

OVERVIEW

       Plantronics introduced the first lightweight communications headset in 1962. Since that time we have established ourselves as a world-leading designer, manufacturer and marketer of lightweight communications headset products. We manufacture a broad line of headsets designed for use with substantially all of the different telephone systems currently in use. Our products are designed to increase the productivity, effectiveness and comfort of telephone use. We believe our customers and end-users recognize our headsets for their sound quality, comfort, reliability and industry-leading safety. Historically, we have sold products primarily for use in the call center market, but in recent years we have been increasingly leveraging our expertise to become a leading headset supplier to the office, mobile and residential markets. Our products are available through a global network of distributors, original equipment manufacturers, retailers and telephony service providers.

INDUSTRY BACKGROUND

       Headsets are used in call centers, offices, cars and homes. Telephone headsets are used with various terminal devices such as traditional telephones, call center automatic call distribution systems, mobile (i.e. cellular) telephones and cordless telephones. Headsets are also used with computers and with other devices that take voice input.

       Headsets enhance the communications experience through:

       - hands-free benefits, allowing people to have both hands free to use a computer, take notes, and organize files;

       - improved mobility, allowing people to drive more safely while talking on a cellular phone or handling other tasks while using a cordless phone;

       - better sound quality for telephone users by reducing background noise;

       - ergonomic relief from the repetitive stress and discomfort associated with placing a telephone handset between the shoulder and neck;

       - enabling emerging PC applications, including speech recognition, Internet telephony and computer games with premium audio quality; and

       - providing greater privacy than speakerphones.

MARKETS

       Call Center. The largest group of headset users are call center agents who are on the telephone throughout their work day. The number of call center agents has grown as companies have sought to focus on customer service to provide a competitive advantage, reduce costs through the use of real-time centralized information exchange and customer interaction, and make greater use of cost-effective direct distribution models. These benefits are becoming more widely recognized and are leading to the establishment of call centers by smaller organizations and firms outside of the U.S. Agent productivity in call centers is important in minimizing costs and reducing customer wait time, and, therefore, the ability to effectively and simultaneously use a telephone and keyboard is critical. As the call center market has grown, the benefits of headsets have become widely recognized as an essential component of a productive and safe workplace.

       Office. The office market, both corporate and small office/home office ("SOHO"), has become an increasingly important market for headsets over the last five years. The increasing and simultaneous use of telephones and computers by office workers and a growing awareness of the benefits of headsets have contributed to the growth of this market. Professionals who spend significant time on the telephone have been early adopters of headset products. These professionals include securities brokers, insurance agents, sales executives, credit controllers, and purchasing agents. We believe that the penetration of headsets in the office is low, providing a long-term opportunity to increase headset sales to office workers.

       Mobile. Mobile use of headsets is undergoing rapid growth worldwide. The use of cellular telephones is escalating -- consumers throughout the world are turning to mobile telephones not only as a communications tool while away from the home or office but, increasingly, as a complete replacement for the traditional corded telephone. Headset usage with mobile phones is expanding as people embrace the hands-free comfort, convenience, safety and improved sound quality of headsets. In the residential market, consumers are turning to headsets in order to accomplish multiple tasks with the phone or FRS (Family Radio Systems) unit in their pocket or clipped to their belt rather than occupying their hands. We believe that headset adoption is still very low in the mobile market, presenting both an immediate and a long-term growth opportunity.

       Computer. Continued growth in the PC headset market is being driven by emerging applications such as:

       - speech recognition programs which allow hands-free and faster operation and input to the computer;

       - internet telephony which permits long-distance communications at a lower cost;

       - voice activated computer games which enhance the experience through voice command and the ability to chat with fellow players; and

       - music applications which allow the computer to perform as a high-fidelity stereo system.

       Headsets enhance all of these computer applications with better sound fidelity than the alternative microphones and greater privacy than loudspeakers. We believe that the continued growth in computer audio applications will continue to increase headset demand.

PLANTRONICS' STRATEGY

       We intend to extend our position as a leading worldwide supplier of lightweight communications headsets and to promote increased headset use globally. The key elements we intend to focus on to achieve these goals are:

       Extending Our Headset Product Leadership. Since introducing the first lightweight communications headset in 1962, we have developed the knowledge and expertise to provide our customers with leading products and services. We intend to focus on maintaining the highest standards of excellence in comfort, ease of use, sound quality, durability, style and service. By focusing on these core strengths relative to our existing and new markets, we plan to continue to be an industry leader in customer and end user satisfaction.

       Driving Headset Adoption. We intend to work to increase awareness of our headsets and to provide products people require to make their lives easier and more productive. We will continue to educate potential users on the benefits of headsets, to leverage the Plantronics brand name and to design headsets appropriate for use in the environments in which prospective users are operating. Accordingly, we are currently expanding our advertising and promotional activities and are working with key OEMs and other channel partners to facilitate the adoption of our products in the office, mobile, computer and residential markets. We believe that the level of penetration of headsets in these new markets is low, providing a long-term opportunity to increase our headset sales.

       Strengthening Our Distribution Channels. Historically, we have developed and maintained diverse distribution channel relationships to meet the different purchasing requirements of our customers. We intend to leverage the relationships we have developed with our existing channel partners, including the leading telecommunications equipment manufacturers, distributors and retailers, to increase the rate of headset adoption and sales. For example, we have recently increased co-marketing activities with many of our resellers. To capitalize on new market opportunities, we intend to selectively broaden our distribution.

Thus, we have recently initiated relationships with leading mobile phone service providers and distributors of mobile phones and accessories.

PRODUCTS AND TECHNOLOGY

       In fiscal year 2000, Plantronics introduced more new products than at any time in our history, with new offerings for the call center, office, mobile and computer markets. Our product line consists of lightweight communications headsets, headset accessories and services, and specialty telephone products. Our headsets incorporate unique features that we believe offer compelling performance advantages:

       Comfort. We believe our focus on ergonomics has been critical to our success. We maintain what we believe is the industry's most extensive database for the design of headsets. Our database includes measurements from over 800 physical molds taken of different ear types. The measurements are digitized and stored in a CAD/CAM database along with critical head contour measurements. In addition, we study weight drag to determine optimum weight distribution on the ear.

       Sound Quality. In designing our products, we have conducted headset sound quality (e.g. preference and intelligibility) research on substantially all telephone systems in both listening and speaking modes. We believe we have achieved the industry's best signal-to-noise ratios, the most powerful noise-canceling performance (to block out background sounds in unusually loud environments) and the only design that does not require the microphone boom to be positioned precisely for proper functioning -- the Plantronics Voice Tube. The trademarked clear, curved design of the Plantronics Voice Tube is ideal for most office and call center environments, with the additional benefits of an attractive appearance, easy hygienic replacement, and lighter weight.

       Durability. We have nearly forty years of experience understanding headset durability and have successfully incorporated this knowledge into our product designs which we believe generally last longer than the best comparable competitive products.

       In addition to a complete line of industry-leading headsets, headset systems and amplifiers, we also provide headset accessories which include replacement voice tubes, ear cushions, eartips, in-use indicators, and background noise suppressors. These products allow end users to revitalize their headset to maintain maximum performance and comfort. We also provide exceptional customer service and support. We believe our customer support and service program provides our end users and customers with easier access to Plantronics and is an important competitive advantage.

       Headsets. Headsets for use with corded telephones generally consist of two distinct units. The "top," which is the portion that the user wears and which is comprised of the receiver capsule and voice tube, and the "base," or amplifier adapter which interfaces with the telephone or other equipment. Both units are currently required in most standard telephone applications. In some circumstances, however, the interface is built into the corded telephone with which the headset is being used, allowing use of the "top" alone. Many mobile and cordless telephones (both cellular and portable units) come with a dedicated headset port, permitting the headset to be plugged directly into the telephone handset. On those mobile telephones that do not have a headset port, we often sell an adapter that plugs into the telephone and permits attachment of the headset. Computers and other electronic equipment generally do not require a separate adapter and our headsets are designed to plug directly to the equipment. As the adoption of headsets increases, we expect that more corded telephones, mobile telephones and other equipment will be equipped with headset interfaces. There are four basic headset "top" styles:

       - Over-the-head headsets with ear cushions. The Supra(R) headset, still our most popular model, is an over-the-head model available with sound reception in one or both ears, and the unit's dual ear cushions help block out background noise. The Encore(R) headset features all of the qualities of the Supra headset, plus user-controllable tone adjustment. The DuoSet(R) headset has a comfortable and adjustable headband and the flexibility to convert quickly to the behind-the-ear style discussed below. Most of our present models of headsets for use with computers, the SR1, LS1 and HS1 models, are over-the-head style. Several of our headsets for use with mobile telephones, the M110, M114, M170 and M175 models, are also over-the-head headsets (with the M170 and M175 models readily converting to the behind-the-ear style).

       - Behind-the-ear headsets with a receiver that rests on the ear. The Mirage(R) telephone headset uses a miniaturized behind-the-ear capsule. Attached to it is a small disc-shaped receiver that rotates to fit against either ear. The receiver rests gently on the ear, not in it. The M120, M124, M130 and M135 mobile headsets are also designed with the receiver resting on the ear with a comfortable ear-hook that holds the headset in place. As noted above, the mobile headset models M170 and M175 and the DuoSet telephone headset convert from over-the-head to the behind-the-ear style.

       - Behind-the-ear headsets with an ear tip. The TriStar(R) headset, the industry's lightest commercial telephone headset, features maximum user adjustments for excellent stability, comfort and sound quality. Sound is delivered to the ear by an acoustic ear tip that attaches to the comfortable stabilizer of the headset. The StarSet(R) headset is the distinctive Plantronics headset that uses a small capsule that fits behind and in the outer portion of the ear. The headset is extremely lightweight, requiring no headband, and the ear tip's acoustic coupling provides exceptional sound quality.

       - Headsets that rest in the outer portion of the ear. The FreeHand(R) headset offers a functional and lightweight design that allows it to be easily and quickly placed on or removed from its position in the outer portion of the ear with one hand. Its adjustable microphone boom may be rotated for optimum transmit performance. Our M140 and M145 models are versions of the FreeHand headset designed for use with mobile telephones. The CAT132 is a version of the FreeHand headset optimized for use with computer applications.

       We manufacture a broad line of headset top styles, which can be worn over the head, in the ear or on the ear. Most of our headsets offer either the proprietary Plantronics Voice Tube (our most popular solution, suitable for the majority of environments) or a noise-canceling microphone (appropriate for users in very loud environments). All telephone-based headset tops, in conjunction with their associated bases, are designed for use with substantially all of the different telephone systems currently available. Basic models include features such as user volume control, a mute switch and quick-disconnect, which allows users to leave the phone without removing their headsets or disconnecting their call. We sell a full range of amplifiers or "bases" designed to work with substantially all telephone systems. We also sell telephone headset systems that plug directly to the phone line and adapters to allow headsets to connect to mobile telephones.

       Our principal headset tops, headset amplifiers and telephones are as follows:

       PRODUCT                      DESCRIPTION                             FEATURES
       -------                      -----------                             --------
---------------------------------------------------------------------------------------------------
  OFFICE AND CALL CENTER
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
 Headsets
---------------------------------------------------------------------------------------------------
 SUPRA HEADSET         Our most popular headset, ideal for    Engineered for sound quality and
                       phone-intensive jobs and call center   durability. Sound reception in one or
                       environments.                          both ears.
 ENCORE HEADSET        Also used in call centers; designed    User-controllable tone adjustment and
                       for near-universal fit and all-day     powerful noise canceling performance.
                       comfort.
 MIRAGE HEADSET        Uses a miniaturized behind-the-ear     Rests gently on the ear, not in the
                       capsule with an adjustable receiver.   ear.
 STARSET HEADSET       Has an acoustic eartip that fits       Ultra-lightweight, with an acoustic
                       gently in the outer portion of the     seal to block out unwanted background
                       ear.                                   noise.
 TRISTAR HEADSET       Stylish design for phone intensive     Feather-weight ( 1/2 ounce), with
                       jobs and call center environments.     maximum user adjustments designed for
                                                              stability, comfort and sound quality.
 FREEHAND HEADSET      Designed for business professionals,   Small and unobtrusive, easy to put on
                       this headset features a small earbud   and take off.
                       which rests comfortably in the ear.
 DUOSET HEADSET        Appropriate for business               Easily convertible from over-the-head
                       professionals who want a headband for  to over-the-ear for greater
                       longer calls as well as an             versatility.
                       over-the-ear headset for intermittent
                       phone use.
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
 Telephone Headset Amplifiers
---------------------------------------------------------------------------------------------------
 VISTA AMPLIFIER       Universal modular                      Unique SoundGuard(R)Plus(TM) and Call
                       amplifier -- compatible with single    Clarity(TM) technology provide
                       or multi-line telephones.              improved sound quality while
                                                              delivering automatic audio comfort by
                                                              reducing the sound received to
                                                              comfortable levels.
 E-10 AMPLIFIER        In-Line amplifier -- designed for use  So small and lightweight that it is
                       directly on the telephone line.        worn on the body instead of taking up
                                                              valuable desktop space, yet offers
                                                              full desktop adapter functionality.
 A20 AMPLIFIER         Telephone headset amplifier and        Includes an under-the-telephone
                       accessory deck. Professional headset   accessory deck, with top of the line
                       amplifier system with easy             amplifier, cord management, an
                       configuration and universal            on-line indicator and headset stand.
                       compatibility is ideal for business
                       professionals and executives.
 PLUG PRONG AMPLIFIER  Perfect for the call center            Designed for automatic call
                       environment and, in specialized        distribution systems.
                       situations, for air traffic control
                       and other environments.
 CA-10 AMPLIFIER       Wireless amplifier -- 900 MHz          Built to permit call center and
                       cordless amplifier that connects to    office users up to 150 feet of
                       single-line or multi-line corded       mobility.
                       telephones.
 CS-10 AMPLIFIER       Cordless headset system -- identical   Provides a turn-key easy-to-install
                       to the CA-10 model and comes bundled   cordless headset for use in the
                       with a comfortable and convenient      office environment.
                       convertible headset.
---------------------------------------------------------------------------------------------------

       PRODUCT                     DESCRIPTION                           FEATURES
       -------                     -----------                           --------
-----------------------------------------------------------------------------------------------
  COMPUTER
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
 Headsets
-----------------------------------------------------------------------------------------------
 SR1 HEADSET           Speech recognition headset for use   Monaural headset with noise
                       with speech recognition              canceling microphone in a
                       applications and general use with    lightweight over-the- head form.
                       the computer.
 LS1 HEADSET           Multimedia stereo headset for use    Lightweight stereo headset with
                       with speech recognition              noise canceling microphone and an
                       applications and multimedia          inline control module for speaker
                       applications.                        volume and microphone mute.
 HS1 HEADSET           Headset for use with all multimedia  High fidelity speakers with dynamic applications and computer games, as  bass response and a noise canceling well as voice recognition and voice  microphone that swings out of the
                       command applications.                way when not needed. Complete with
                                                            an inline control module for
                                                            speaker volume and microphone mute.
 CAT132 HEADSET        Convenient, portable PC headset      Miniature wide-band receiver,
                       ideal for use with laptop            noise- canceling microphone with
                       computers.                           adjustable boom for optimal fit in
                                                            a compact and extremely lightweight
                                                            (less than  1/3 of an ounce) form
                                                            factor.
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
 Multimedia Amplifier
-----------------------------------------------------------------------------------------------
 HEADSET SWITCHER      A multimedia amplifier -- allows     High performance telephone headset
 AMPLIFIER             for use of a single headset with a   amplifier with the additional
                       telephone or computer by simply      capability to connect to most
                       flipping a switch.                   computer soundcards and other audio
                                                            devices.
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
  MOBILE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
 Headsets
-----------------------------------------------------------------------------------------------
 M110/M114 HEADSET     A low priced headset for use with    Comfortable adjustable headband and
                       mobile telephones.                   noise-canceling microphone. The
                                                            M114 model comes with a convenient
                                                            in-line volume control.
 M120/M124 HEADSET     Sleek over-the-ear headset for use   Quick and easy to put on with one
                       with cellular and mobile             hand, leaving both hands free to
                       telephones.                          drive or perform other tasks. Both
                                                            models come with a noise-canceling
                                                            microphone; the M124 model has a
                                                            convenient in-line volume control.
 M130/M135 HEADSET     A stylish behind-the-ear telephone   Lightweight, comfortable design.
                       headset with a comfortable           Both models come with a
                       adjustable stabilizer.               noise-canceling microphone; the
                                                            M135 model has a convenient in-line
                                                            volume control.
 M140/M145 HEADSET     This headset features a small        Lightweight, comfortable design.
                       earbud that rests comfortably in     Both models come with a
                       the ear with an optional stabilizer  noise-canceling microphone; the
                       to hold the headset securely in      M145 model has a convenient in-line
                       place.                               volume control.
 M170/M175 HEADSET     Headset converts from over the head  The ultimate in comfort and choice.
                       to over the ear style to give the    Both models come with a noise-
                       maximum freedom of choice to the     canceling microphone; the M175
                       mobile user.                         model has a convenient in-line
                                                            volume control.
-----------------------------------------------------------------------------------------------

       PRODUCT                     DESCRIPTION                           FEATURES
       -------                     -----------                           --------
-----------------------------------------------------------------------------------------------
 Adapters
-----------------------------------------------------------------------------------------------
 MOBILE PHONE          Designed for use with mobile         Available for most of the commonly
 ADAPTERS              telephones lacking built-in headset  used mobile telephones not equipped
                       ports.                               with a headset port.
-----------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
                                   RESIDENTIAL AND SMALL OFFICE
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
 Cordless Headset Telephone
--------------------------------------------------------------------------------------------------
 CT-901 CORDLESS HEADSET  900 MHz cordless headset telephone.  Provides extended cordless mobility
 TELEPHONE                                                     with hands-free convenience.
 CT-10 CORDLESS HEADSET   This is the all-new replacement      Designed for home and small office
 TELEPHONE                model for the CT-901 cordless        applications, the CT-10 Telephone
                          headset telephone. The CT-10 model   offers the ideal combination of
                          is a 900 MHz cordless headset        size, mobility and convenience.
                          telephone in a stylish compact form
                          so small it fits in a pocket.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
 Headset Telephone Amplifier
--------------------------------------------------------------------------------------------------
 SP AND PLX SERIES        Designed specially for the SOHO      Offers comfort and ease of use.
 AMPLIFIER                user; sold with an adapter or
                          telephone.
 PRACTICA SERIES          Designed for low to medium           Offers good sound quality and
 AMPLIFIER                intensive phone users who require a  durability at an attractive retail
                          less expensive headset; sold with    price.
                          an adapter or telephone.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
 Headset Telephone
--------------------------------------------------------------------------------------------------
 S10 TELEPHONE HEADSET    Full featured amplifier works with   Headset stand and full tone
 SYSTEM                   virtually any phone and includes     control, mute switch and transmit
                          the convertible headset.             and receive volume control.
 T10 HEADSET TELEPHONE    Complete single-line telephone with  Automatic noise-canceling
                          headset with convertible headset.    technology, adjustable volume and
                                                               tone control, redial flash and mute
                                                               buttons as well as built-in online
                                                               indicator and headset stand.
 T20 HEADSET TELEPHONE    Complete dual-line telephone with    All the features of the T10
                          headset.                             telephone plus a hold button with
                                                               three-way conference calling.
--------------------------------------------------------------------------------------------------

       Headset Accessories and Services. Headset spares and accessories include replacement voice tubes, training cords, ear cushions, eartips, in-use indicators, theft protection devices and background noise suppressors. These products allow end users to revitalize their headset tops to maintain maximum performance and comfort.

       We have developed and sell the HL-1 Handset Lifter, an accessory product for use with our CA-10 and CS-10 wireless amplifier systems. The HL-1 Lifter rings the remote unit of the wireless amplifier and, at the touch of a button on the remote, lifts the telephone handset, allowing remote call answering.

       We support our product offering with a technical assistance center to assist our customers with technical questions. Our service center operations provide a quick response to warranty support and out-of-warranty service needs.

       Specialty Products. Our specialty products operation provides headsets and other equipment for special applications that are not served by our standard headset product lines.

       Our Walker Equipment Division sells special amplified and noise-canceling handsets for high-noise environments, and a full line of replacement and original equipment handsets for entry and elevator phones and for use in telephone booths and information kiosks. Through our Walker Equipment Division we also manufacture and sell specialty telephone products including amplified telephone handsets and telephone amplifier accessories for the hearing-impaired and line test equipment. Our Walker Equipment Division also sells the Clarity telephone, a full-featured, single line telephone designed for hearing-impaired users. It features volume control circuitry, oversized buttons, a ringer volume control and a light that flashes when the telephone rings. The Walker Equipment Division launched the Cordless Clarity telephone in fiscal 2000, a 900 MHz version of our popular Clarity telephone -- giving greater mobility with clarity of hearing to those with hearing impairment.

       In Europe we developed the StarBase headset telephone, which is a full-featured single-line telephone to which nearly all of our headsets may be attached. This product enables many more businesses to use headsets for non-operator functions.

CUSTOMERS, SALES AND MARKETING

       Our customers are primarily distributors, original equipment manufacturer or OEM partners and telephony service providers who primarily sell our products in the call center and office markets. Additionally, we sell into retail channels primarily for the office market. We sell products to over 500 customers in more than 70 countries.

       Commercial Distributors. Our largest channel of distribution is through commercial distributors which is composed of specialized headset distributors and electronics wholesalers. Specialized headset distributors are the larger group of the two in terms of the sales of our products. Specialized headset distributors generally sell on a national basis, and the bulk of their revenues are from headset sales. Electronics wholesalers typically offer a wide variety of products from multiple vendors to both resellers and end users. In fiscal 2000, we were successful in substantially reducing our order lead times. This reduction, while beneficial to us and our customers, led many of our commercial distributors to reduce their inventories -- resulting in an adverse impact on our revenues in fiscal 2000.

       OEMs. OEMs do not typically manufacture their own headsets and therefore they often distribute Plantronics headsets. Currently most of the OEM bundling is done on a Plantronics-labeled basis, with some bundling done on a private labeled or co-branded basis. OEMs include suppliers of automatic call distribution systems, manufacturers of mobile telephone handsets, wireless carriers operating cellular and PCS networks, manufacturers of computer hardware and software suppliers.

       In fiscal 2000, our largest OEM customer significantly reduced its inventory levels, adversely impacting our revenues in fiscal 2000. We believe that inventory reductions by this customer are likely to continue in fiscal 2001 but that such reductions will be smaller than the adjustments made in our fiscal year 2000.

       Telephony Service Providers. The telephony service provider channel is comprised of former Regional Bell Operating Companies and Post, Telephone and Telegraph companies that purchase headsets from us for use by their own agents. Certain of these service providers also resell headsets to their customers.

       Retail. The retail channel encompasses office supply and consumer electronics retailers, warehouse clubs, consumer products and office supply distributors, and catalog and mail order companies.

Retailers primarily sell headsets to small businesses, small offices and home offices. This channel is currently our fastest growing area of distribution.

       Other. We also make direct sales to certain government agencies, including NASA and the FAA. In addition, certain of our distributors are authorized resellers under a GSA schedule price list and sell our products to government customers under that agreement.

       We maintain a sales force in the United States and in various overseas countries to provide ongoing customer support and service. We also employ manufacturers' representatives to assist in selling through the retail channel.

RESEARCH AND DEVELOPMENT

       Since we introduced the original lightweight communications headset in 1962, the headset end-user has been the primary focus of our design efforts. We maintain an extensive database of head and ear shapes to assist in the development of our products. Our concern for "human factors" and our efforts to design in comfort and safety have resulted in such product innovations as a behind-the-ear capsule (containing both microphone and receiver) designed to fit all users comfortably and the SoundGuard Plus system, which provides volume control and improved audio comfort and quality.

       We have a number of product development programs currently underway, including a new generation of headset systems, computer and mobile products, a wireless product family and several programs to both capitalize on and improve our core technology. Some of our recent and future product development initiatives are as follows:

       - We have developed what we believe is the smallest cordless headset telephone currently in the world for mobile convenience in the home and the home office.

       - Our Computer Audio Systems Division is working on the next generation of digital headsets. Our Mobile Communications Division is developing a series of mobile telephone headsets to provide additional product choices to the mobile telephone user.

       - We are working on the development of a series of headsets that will be compliant with the Bluetooth(TM) specification, a global short-range wireless standard. We were one of the first companies (and the first headset manufacturer) to join the Bluetooth consortium as an adopting member. While we believe that the Bluetooth standard holds much promise as a wireless platform in each of our various markets, we believe that the first significant applications for headsets will be in the mobile market.

       Most of our research and development is carried out by our in-house engineering staff in the United States, England and Mexico. We supplement our in-house engineering capabilities through selected contracting arrangements. Research, development and engineering expenditures were $17.5 million, $19.5 million and $21.9 million for fiscal years 1998, 1999, and 2000, respectively. We believe that investment in research and development is important for us to maintain our position in the industry and, therefore, intend to increase our spending for research, development and engineering in subsequent fiscal years.

MANUFACTURING

       The majority of our manufacturing operations consists of assembly and testing, substantially all of which is performed at our facility in Mexico. We have smaller manufacturing operations in California, Georgia and the United Kingdom. In addition, we outsource the manufacture of a limited number of products to third parties.

       Finished goods are generally manufactured to meet forecasted customer requirements. Special products and large orders submitted with short lead times are manufactured to order. Since most manufacturing occurs prior to the receipt of purchase orders, Plantronics maintains an inventory of finished goods in addition to inventories of raw materials, work in process and subassemblies and components.

       Plantronics purchases components for its headset products, including semi-custom integrated circuits, amplifier boards and other electrical components, from suppliers in the United States, Mexico, Asia and Europe. We have purchasing organizations in California, Georgia, England and The Netherlands and also have a sourcing and quality operation in Taiwan. Although most of the items purchased are obtained, or are reasonably available, from numerous sources, certain products and components are currently procured only from single suppliers in order to obtain volume pricing.

COMPETITION

       We compete in several different markets, specifically the call center, office, mobile, computer and residential markets. There are a number of different competitors in each market in which we compete. We believe the principal competitive factors in each market are product features, comfort and fit; product reliability; customer service and support; reputation; distribution; ability to meet delivery schedules; warranty terms; product life; and price.

       In the call center user market, we face different competitors depending on the channel of distribution and the geographic location. We anticipate that we may face additional indirect competition in this market from technological advances such as interactive voice response systems which require no human interface for certain applications, such as account balance inquiries or airplane arrival and departure schedules. We believe that this trend will be more than offset by the expansion of telemarketing and catalog sales.

       Our market in the office, including both traditional offices and the small or home office, and residential markets, involves the sale of headsets for connection to single line or office telephone systems, cellular telephones and computers. Certain of our competitors in the call center market currently sell headsets for use in the office and residential markets. There are also certain competitors who sell exclusively outside the call center market.

       Competitors in the mobile market generally come from outside of the call center market. They include the mobile phone manufacturers who typically outsource phone accessories like headsets, and companies that focus primarily on the mobile and/or cordless phone accessories markets. There is indirect competition from hands-free car kits which also allow users to drive with both hands on the wheel. Important competitive factors in the mobile market include product styling, product reliability, product features, competitive pricing, sound quality, comfort and fit, customer service and support, reputation, distribution, ability to meet delivery schedules, warranty terms, and product life.

       In the computer market, we compete for business in both the retail channel and through OEMs. We face competition principally from established computer peripheral vendors. These vendors have established relationships with their distribution channels enabling them to gain broad and deep global distribution. There is indirect competition from stand-alone microphones and loudspeakers for use with computers. Competition through the retail channel is based upon differentiated retail packaging, superior microphone and speaker performance, price and headset style and color. Competition for OEM business is based upon offering highly accurate microphones optimized to the OEM's software or system, unique styling, competitive pricing, and consistent quality with low defect rates.

       We believe that the following key factors enable us to maintain our position as a leading supplier of lightweight communications headsets:

       - brand name recognition;

       - large, diverse distribution network;

       - diverse product offering;

       - ability to design safe and reliable products;

       - understanding of regulations; and

       - strong customer service.

       Although we believe we compete successfully with respect to these factors, if we do not compete successfully with respect to any of these or other factors it could materially adversely affect our business, financial condition and results of operations.

FACILITIES

       Our principal offices are located in Santa Cruz, California. We own three buildings totaling approximately 160,000 square feet, of which approximately 31,500 square feet is leased to third parties through the year 2000. We also lease an additional 18,200 square feet of space under a sublease expiring in 2005. Our primary production facilities are leased premises located in Tijuana, Mexico. Our Walker Equipment Division leases offices and a small production facility in Ringgold, Georgia. We also lease sales and administrative offices in various foreign countries.

                                   MANAGEMENT

       The following table sets forth certain information with respect to the directors and executive officers of the Company:

             NAME               AGE                      POSITION
             ----               ---                      --------
Marvin Tseu...................  52    Chairman of the Board of Directors
S. Kenneth Kannappan..........  40    Chief Executive Officer, President and
                                      Director
Robert F.B. Logan(1)(2).......  67    Director
M. Saleem Muqaddam............  53    Director
John Mowbray O'Mara(2)........  72    Director
Trude C. Taylor(1)(2).........  78    Director
David A. Wegmann(1)...........  53    Director
Owen Brown....................  53    Senior Vice President -- Engineering and
                                      Technology
Benjamin Brussell.............  39    Vice President -- Corporate Development
Lyndall Fry...................  43    Vice President -- Quality
Kevin Goodwin.................  44    Vice President -- Legal, General Counsel and
                                      Secretary
Donald S. Houston.............  44    Senior Vice President -- Sales
Steve Krug....................  42    President -- Walker Equipment Division
Jean-Claude Malraison.........  53    Managing Director -- Europe, Middle East &
                                      Africa
H. Craig May..................  39    President -- Call Center and Office Division
Barbara V. Scherer............  43    Senior Vice President -- Finance and
                                      Administration and Chief Financial Officer
Joyce Shimizu.................  45    President -- Mobile Communications Division
Neil Snyder...................  48    President -- Computer Audio Systems Division
Terry Walters.................  46    Senior Vice President -- Operations

------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee.

       Mr. Tseu was elected to the Board of Directors in 1999 and serves as Chairman of the Board. Mr. Tseu is the President and Chief Executive Officer of SiteSmith, Inc., a leading provider of outsourced Internet site operations, co-founded by Mr. Tseu in 1999. From 1998 to 1999, Mr. Tseu served as President of Structured Internetworks, Inc., a company engaged in the design and marketing of bandwidth allocation products. From 1996 to 1998 Mr. Tseu served as Executive Vice President, Sales and Marketing, for CIDCO, Inc., a designer and manufacturer of advanced telephone products. Mr. Tseu was previously employed with Plantronics from 1984 to 1996. He was Director of Sales and Marketing from 1984 to 1987. From 1988 to 1992, Mr. Tseu served as President and General Manager of Walker Equipment Company, now a division of Plantronics and then a wholly owned subsidiary of the Company. In 1992 he was promoted to Corporate Vice President, Sales and Marketing, and served at that position until 1996. Mr. Tseu is also a director of CIDCO, Inc.

       Mr. Kannappan joined Plantronics in February 1995 as Vice
President -- Sales, responsible for OEM Sales and International Markets for Plantronics, Inc. He was promoted to Vice President -- Sales, responsible for all U.S., Asian and Latin American Sales in September 1995. He was promoted to Managing Director -- Plantronics Limited in England in March 1996. In March 1997, Mr. Kannappan returned from England and was promoted to Senior Vice President responsible for Plantronics' Worldwide Operations, Mobile Division, Walker Division and Plantronics Limited. In March 1998, Mr. Kannappan was promoted to President and Chief Operating Officer and in January 1999, Mr. Kannappan was promoted to Chief Executive Officer and was appointed to the Board of Directors. Prior to joining Plantronics, Mr. Kannappan was Senior Vice President of Investment Banking for Kidder, Peabody & Co. Incorporated from August 1985 through January 1995. Mr. Kannappan has a Bachelor of Arts degree in Economics from Yale University and a Masters of Business Administration from Stanford University.

Mr. Kannappan also serves on the Board of Directors of Mattson Technology, Inc., a supplier of advanced process equipment for the semiconductor industry.

       Mr. Logan has more than 30 years of senior executive experience. Most recently, he was chairman and CEO of Banc One Arizona and Bank One Arizona from April 1995 to March 1996. From May 1993 to March 1995 he served as director of Banc One Arizona and from January 1990 to April 1993 he was President and Chief Operating Officer of Valley National, the predecessor of Bank One Arizona. Prior to 1990 Mr. Logan was President and Chief Executive Officer of Alexander Hamilton Life Insurance Company, Chief Financial Officer for Continental Grain Company of New York, and Executive Vice President of the Merchant Banking Group at Citicorp. Mr. Logan currently is a director of EABC, a broadcasting company, York International Corporation, an air conditioning and refrigeration products manufacturer, and Banc One Capital Partners, an investment partnership.

       Mr. Muqaddam has served as a Vice President of CVC and its affiliated investment companies since 1989. Previously he spent 15 years with Citibank, N.A. and its affiliates in senior management positions. Mr. Muqaddam is a director of Chromcraft Remington Inc., which designs, manufactures and sells residential and commercial furniture.

       Mr. O'Mara has been a management consultant since May 1993. From May 1990 to May 1993, he served as Chairman of the Executive Committee of Quality Care Systems, Inc., a provider of computer-based "expert" medical cost containment systems. From August 1988 through December 1989, Mr. O'Mara served as Chairman of the Board of Directors and Chief Executive Officer of Global Natural Resources, Inc. Prior to 1988, Mr. O'Mara spent 22 years as an investment banker, serving most recently as Managing Director for Chase Investment Bank, a subsidiary of Chase Manhattan Bank, N.A. Mr. O'Mara is a director of Baldwin & Lyons, Inc., which specializes in marketing and underwriting property and casualty insurance, and The Midland Company, a provider of specialty insurance products and services.

       Mr. Taylor has been a private investor since 1987 and a principal in TC Associates, a management consulting firm, since 1984. He served as a director of Plantronics' former operating subsidiary, Plantronics, Inc., from 1969 until its merger into the Company in January 1994. He was Chairman of the Board of Directors and a Director of Zehntel, Inc., a manufacturer of automated test equipment and a former subsidiary of Plantronics, Inc. from 1984 to 1987, Chief Executive Officer of Zehntel, Inc. from 1984 to 1985 and Chairman of the Board of Directors, President and Chief Executive Officer of Electronic Memories and Magnetics Corporation, a manufacturer of computer peripherals, from 1969 until 1984. He is also a director of Dense PAC Microsystems, Inc., a designer and manufacturer of ultra-high density memory products and other electronic devices.

       Mr. Wegmann has been a private investor since August 1988. Prior to that, he was a Vice President of CVC. Mr. Wegmann was the President and sole director of PI Parent Corporation, the privately held holding company for Plantronics from that company's inception in August 1988 until March 1989. He also served as a director of Plantronics, Inc., the operating subsidiary, of PI Parent Corporation, from March 1989 until its merger with the Company as part of the initial public offering in January 1994.

       Mr. Brown was appointed Vice President -- Development and Chief Technology Officer in July 1999. Prior to joining Plantronics, Mr. Brown worked for Omnipoint Technologies, Inc. as the Product Development Director from 1996 to 1998 and as Vice President, Products and Technology at JRC International, Inc. from 1994 to 1996. He received his Bachelor's degree in Engineering-Physics at McMaster University of Canada and went on to receive his Masters degree in Electrical Engineering from the same institution.

       Mr. Brussell joined Plantronics in March 1998 as Vice
President -- Corporate Development. From March 1992 to March 1998 Mr. Brussell was Vice President, Corporate Development at Storage Technology Corporation, a leading provider of enterprise and network information storage systems. From June 1990 until March 1992, Mr. Brussell acted as a consultant to Storage Technology Corporation and other technology and health care industry companies. From January 1985 to June 1990, Mr. Brussell held various positions with Salomon Brothers, the last of which was Vice President, Corporate Finance, Technology Group. Mr. Brussell has a Bachelor of Arts degree in Math/Economics from Wesleyan University and a Masters Degree in Management from M.I.T. Sloan School of Management. Mr. Brussell is a director of Box Hill Systems Corporation, a manufacturer of high performance data storage systems.

       Ms. Fry joined Plantronics in August of 1998 and is the Vice President of Quality. Prior to joining Plantronics, Ms. Fry was with Siemens A.G. for fourteen years, most recently as the Head of Quality Assurance with the Siemens Wireless Terminals Division in Austin, Texas, from 1993 to 1998. Ms. Fry has over fifteen years of manufacturing, materials and quality experience. Ms. Fry received a Bachelor of Arts from the University of California, Irvine and an Masters of Business Administration in International Business from the College of Notre Dame.

       Mr. Goodwin has served as Vice President -- Legal, General Counsel and Secretary since July 1999. He joined Plantronics in July 1996 as a full-time contract counsel and in November 1997 became an employee and General Counsel. In July 1998 Mr. Goodwin was appointed Assistant Secretary of Plantronics. Prior to joining Plantronics, Mr. Goodwin was in private practice with several law firms with offices in Silicon Valley, including Carr & Ferrell (from 1995 to 1996) and Pettit & Martin (from 1989 to 1995). Mr. Goodwin received his law degree from Columbia University and a Bachelor of Arts degree in Economics and Philosophy from Claremont Men's College.

       Mr. Houston joined Plantronics in November 1996 as Vice
President -- Sales and was promoted to Senior Vice President -- Sales in March 1998. From March 1995 through October 1996, Mr. Houston served as Vice
President -- Worldwide Sales for Proxima Corporation, a designer, developer, manufacturer and marketer of multimedia projection products. From 1985 until January of 1995, Mr. Houston held a number of positions at Calcomp, Inc., which is engaged in the business of manufacturing computer peripherals for the CAD and graphic market, including Regional Sales Manager and most recently Vice President of Sales, Service and Marketing. Prior to 1985, Mr. Houston held various sales and marketing management positions with IBM Corporation. Mr. Houston is a graduate of the University of Arizona with a Bachelor of Science degree in Business/Marketing.

       Mr. Krug joined Plantronics as President, of the Walker Equipment Corporation, then a wholly-owned subsidiary of Plantronics, in December 1996. The Walker Equipment Corporation was merged into Plantronics in 1997. Mr. Krug is responsible for all activities of this handset and specialty phone products division. Prior to joining Plantronics, Mr. Krug was Executive Vice President and General Manager of BEL-Tronics, Ltd., a consumer electronics firm, from 1994 to 1996. He also served as Chief Executive Officer and Director of Almor Corporation from 1993 to 1994. Prior to that, he held progressively responsible positions in general management and strategic marketing and technology with FLIR Systems, Inc. (an affiliate company of Hughes Aircraft Company -- 1990 to 1993) and Hughes Aircraft Company (1978 to 1990). Mr. Krug received his Bachelor degrees in Management Science and Applied Mathematics from University of California, San Diego and has done non-degreed work at Stanford University and MIT.

       Mr. Malraison joined Plantronics in July 1999 as Managing
Director -- Europe, Middle East & Africa. Mr. Malraison is resident in the Swindon, England and Hoofddorp, the Netherlands, offices of Plantronics and is responsible for our European, Middle East and African sales and operations. He received his Engineering degree at the Institut Superieur d'Electronique du Nord in France. Prior to joining Plantronics, Mr. Malraison spent 28 years with IBM in a number of roles, most recently as Vice-President, Business Partners, EMEA.

       Mr. May joined Plantronics in May 1998 as President -- Call Center and Office Division. Mr. May was most recently with Dell Computer Corporation from March 1998 to May 1998, responsible for Program Management of the Work Stations Business Unit. Prior to that Mr. May was with Siemens Business Communication Systems, Inc., as Director of Product Management, Desktops and Mobility, from October 1993 to March 1998. Mr. May has a Bachelor of Science degree in Electrical Engineering from the University of Houston.

       Ms. Scherer joined Plantronics in March 1997, and in April 1997 was named Vice President -- Finance & Administration and Chief Financial Officer. In March 1998, Ms. Scherer was promoted to Senior Vice President -- Finance & Administration and Chief Financial Officer. From October 1996 until March 1997, Ms. Scherer was Senior Vice President and Chief Financial Officer at Stream Logic Corporation, a developer and manufacturer of data management products. Before that she was Senior Vice President of Operations from April 1996 until October 1996. StreamLogic Corporation filed voluntarily for protection under Chapter 11 of the Federal Bankruptcy Code in June 1997. Prior to her employment with StreamLogic Corporation, she held various positions spanning a nine year career with Micropolis Corporation, a disk drive manufacturer, including, from 1995 until April 1996, Vice President -- Finance, Chief Financial Officer and Treasurer. Ms. Scherer was a consultant with the Boston Consulting Group from 1985 to 1987 and a Senior Financial Analyst with ARCO from 1983 to 1985. Ms. Scherer is a graduate of the University of California, Santa Barbara and received a Masters of Business Administration from Yale School of Organization and Management.

       Ms. Shimizu joined Plantronics in July 1983, and was promoted to President of the Mobile Communications Division in 1999. Prior to that, Ms. Shimizu was the Senior Marketing Director for the Computer and Mobile Systems Division, the predecessor to the Mobile Communications Division. Prior to that, she held various positions in our marketing and sales organizations. Ms. Shimizu received a Masters of Business Administration from the Monterey Institute of International Studies and a Bachelor's Degree in Japanese from the University of California, Los Angeles.

       Mr. Snyder joined Plantronics as Vice President and General Manager of the Computer Audio Systems Division in November 1998. He was promoted to President of the Computer Audio Systems Division in July 1999. He has P&L responsibility for this division and is chartered with the design, development and marketing of a new line of PC headsets. Before joining Plantronics, Mr. Snyder was the General Manager of the Zip Aftermarket group at Iomega Corporation from 1997 to 1998. Prior to that he has held various executive positions at Colordesk, Ltd., Gold Disk Inc. and Borland International. Mr. Snyder attended the Rochester Institute of Technology and Michigan State University.

       Mr. Walters is responsible for the worldwide operations of Plantronics. Mr. Walters joined Plantronics in September 1997 as Vice President New Product Introduction and more recently directed development of Plantronics e-commerce business before his current assignment. Prior to joining Plantronics, Mr. Walters spent 24 years in Silicon Valley firms developing and manufacturing computer systems. Mr. Walters holds both a Bachelor of Science Degree and a Masters Degree in Industrial Operations from Bradley University.

       Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers of the Company.

        OWNERSHIP OF COMMON STOCK BY SELLING STOCKHOLDER AND MANAGEMENT

       The following table sets forth certain information with respect to the beneficial ownership of the common stock as of May 19, 2000, as adjusted to reflect the sale of the 1,000,000 shares of common stock offered hereby by the selling stockholder, by (i) the selling stockholder, (ii) each director of Plantronics, (iii) executive officers of Plantronics, and (iv) all directors and executive officers of Plantronics as a group. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                                            SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR         NUMBER OF         OWNED AFTER
                                               TO OFFERING(1)         SHARES         OFFERING(1)(2)
                                            --------------------      BEING       --------------------
                                             NUMBER      PERCENT    OFFERED(2)     NUMBER      PERCENT
                                            ---------    -------    ----------    ---------    -------
Citicorp Venture Capital, Ltd.
  399 Park Avenue,
  14th Floor
  New York, NY 10043....................    4,509,168     27.6%     1,000,000     3,509,168      21.6%
Marvin Tseu.............................        2,000        *             --         2,000         *
S. Kenneth Kannappan....................      197,438      1.2             --       197,438       1.2
Robert F.B. Logan.......................        8,875        *             --         8,875         *
M. Saleem Muqaddam......................        9,500        *             --         9,500         *
John Mowbray O'Mara.....................       18,625        *             --        18,625         *
Trude C. Taylor.........................       99,205        *             --        99,205         *
David A. Wegmann........................      267,517      1.6             --       267,517       1.6
Benjamin Brussell.......................       21,667        *             --        21,667         *
Lyndall Fry.............................        5,589        *             --         5,589         *
Kevin Goodwin...........................       11,156        *             --        11,156         *
Steve Krug..............................        3,447        *             --         3,447         *
Donald S. Houston.......................       78,417        *             --        78,417         *
Jean-Claude Malraison...................       10,000        *             --        10,000         *
H. Craig May............................       52,883        *             --        52,883         *
Barbara V. Scherer......................       63,906        *             --        63,906         *
Joyce Shimizu...........................       13,620        *             --        13,620         *
Neil Snyder.............................       15,544        *             --        15,544         *
Terry Walters...........................       36,089        *             --        36,089         *
All directors and executive officers as
  a group (17 persons)..................      915,478      5.4%            --       915,478       5.5%

------------
 *  Less than one percent.

(1) Includes stock subject to stock options held by directors and executive officers that are exercisable within 60 days of May 19, 2000, as follows:
    Mr. Kannappan, 188,492 shares; Mr. Logan, 3,875 shares; Mr. Muqaddam, 7,500 shares; Mr. O'Mara, 7,625 shares; Mr. Taylor, 7,625 shares; Mr. Wegmann, 7,625 shares; Ms. Fry, 5,083 shares; Mr. Goodwin, 9,854 shares; Mr. Houston, 72,708 shares; Mr. Krug, 3,117 shares; Mr. May, 52,000 shares; Ms. Scherer, 61,458 shares; Ms. Shimizu, 12,550 shares; Mr. Snyder, 15,417 shares; Mr. Walters, 35,417 shares; and all directors and executive officers as a group (17 persons), 512,013 shares. Percent calculations are based on 16,365,757 shares of common stock outstanding on May 19, 2000. Percent calculations after the offering reflect the purchase by Plantronics of 100,000 of the 1,000,000 shares offered hereby.

(2) Assumes no exercise of the underwriters' over-allotment option. If the entire over-allotment is exercised, CVC would offer a total of 1,150,000 shares, and would hold 3,359,168 shares or 20.7% of the shares outstanding on May 19, 2000.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as joint book-running managers, and, together with Chase Securities Inc., McDonald Investments Inc., a KeyCorp company, and Hoefer & Arnett Incorporated are acting as underwriters. Subject to the terms and conditions described in a purchase agreement among us, the underwriters and the selling stockholder, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITER                           ---------
  Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.................................
  Salomon Smith Barney Inc..................................
  Chase Securities Inc. ....................................
  McDonald Investments Inc. ................................
  Hoefer & Arnett Incorporated..............................
                                                              ---------
               Total........................................  1,000,000
                                                              =========

       The underwriters have agreed to purchase all of the shares being sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the purchase agreement, such as receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The underwriters have advised us and the selling stockholder that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price
less a concession not in excess of $     per share. The underwriters may allow,
and the dealers may reallow, a discount not in excess of $     per share to
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

OVER-ALLOTMENT OPTION

       The selling stockholder has granted an option to the underwriters to purchase up to 150,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

       The following table shows the public offering price, underwriting discount to be paid by the selling stockholder to the underwriters and the proceeds to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                      PER SHARE    WITHOUT OPTION    WITH OPTION
                                                      ---------    --------------    -----------
Public offering price...............................      $              $                $
Underwriting discount...............................      $              $                $
Proceeds to the selling stockholder.................      $              $                $

       The expenses of this offering, not including the underwriting discount,
are estimated at $          and are payable by Plantronics.

NO SALES OF SIMILAR SECURITIES

       We and the selling stockholder and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. This lockup provision does not apply to the potential sale of up to an aggregate of 52,000 shares by our executive officers which may be made not earlier than 45 days after the date of this prospectus. Specifically, we, the selling stockholder and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

       The common stock is listed on the New York Stock Exchange under the symbol "PLT".

NASD REGULATIONS

       Because we may be deemed to be an affiliate of Salomon Smith Barney Inc., the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc.

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                     INFORMATION INCORPORATED BY REFERENCE

       This prospectus incorporates by reference the following documents and information, all of which Plantronics has filed in the past with the SEC:

                Plantronics' Annual Report on Form 10-K for the fiscal year ended March 31, 2000, filed on June 1, 2000.

                Item 1 of Plantronics' Registration Statement on Form 8-A, filed on December 20, 1993, as amended on January 14, 1994 and November 7, 1997 (which in turn incorporate by reference the description of Plantronics' common stock set forth in Plantronics' Registration Statement on Form S-1 (Reg. No. 33-70744), filed on October 20, 1993, as amended by Amendment No. 1, filed on November 30, 1993, Amendment No. 2, filed on December 27, 1993, and Amendment No. 3, filed on January 18, 1994).

                All documents, if any, which Plantronics files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus but prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.

       Plantronics will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Direct any request for such copies to Kevin Goodwin, Vice President -- Legal, General Counsel and Secretary, Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060, Tel: (831) 426-5858.

                    HOW TO GET INFORMATION ABOUT PLANTRONICS

       Plantronics is subject to the informational requirements of the Exchange Act and therefore files reports, proxy and information statements and other information with the SEC. You can inspect many of such reports, proxy and information statements and other information on the SEC's internet website at http://www.sec.gov.

       You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at Tel:
1-800-SEC-0330. You can also inspect and copy such reports, proxy and information statements and other information may also be inspected and copied at the following Regional Offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Plantronics' common stock is listed on the NYSE, and you can inspect such reports, proxy and information statements and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

       This prospectus constitutes part of a registration statement on Form S-3 filed by Plantronics with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Plantronics and the shares, you should refer to the registration statement either at the SEC's website or at the addresses set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

                                 LEGAL MATTERS

       The validity of the shares of common stock offered hereby will be passed upon for Plantronics and the selling stockholder by Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Brown & Wood LLP, San Francisco, California. As of the date of this prospectus, an individual member of WSGR participating in WSGR's representation of Plantronics with respect to this offering beneficially owns 2,000 shares of Plantronics common stock.

                                    EXPERTS


       The financial statements as of March 31, 1999 and 2000 and for each of the three years in the period ended March 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



       Until June 4, 2000, PricewaterhouseCoopers LLP performed payroll and bookkeeping services for our Hong Kong sales office, an immaterial operation with one employee, no assets or equity, and no authority to conclude any sales on behalf of Plantronics. The selling, general and administrative expenses incurred by our Hong Kong office accounted for 0.38, 0.53 and 0.64 percent of our total selling, general and administrative expenses for fiscal years 2000, 1999 and 1998, respectively. PwC received fees for these services of approximately $10,000, or approximately 7% of total audit fees, in each of fiscal years 2000, 1999 and 1998. Payroll and bookkeeping services for our Hong Kong office are now being performed by KPMG LLP, which is also conducting an audit of the prior bookkeeping work. Due to the immaterial nature of our Hong Kong office's operations, PwC performed no audit work on that office's financial statements for fiscal years 2000, 1999 or 1998. However, this level of compensation for bookkeeping services compared to the compensation for audit services exceeds certain guidance from the Securities and Exchange Commission for the determination of accountant independence. PwC has represented to the SEC, to the underwriters of this offering and to us that all affected audits were conducted with an objective state of mind and the requisite degree of professional skepticism. However, the SEC might not concur with PwC's view. If the SEC determines that PwC is or was not independent, we might be required to engage a different outside auditing firm on a prospective basis and we might be required to have that firm re-audit our previous years' financial statements. We cannot predict whether the SEC will require a re-audit or what effect a re-audit might have on Plantronics.

                               PLANTRONICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Plantronics, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
April 24, 2000

                               PLANTRONICS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    MARCH 31,
                                                              ---------------------
                                                                1999        2000
                                                              --------    ---------
ASSETS
  Current assets:
     Cash and cash equivalents..............................  $ 42,999    $  40,271
     Marketable securities..................................        --        5,038
     Accounts receivable, net...............................    46,807       48,481
     Inventory..............................................    18,889       33,752
     Deferred income taxes..................................     3,159        6,721
     Other current assets...................................     7,880        1,603
                                                              --------    ---------
       Total current assets.................................   119,734      135,866
  Property, plant and equipment, net........................    20,323       23,577
  Other assets..............................................     2,811       10,587
                                                              --------    ---------
       Total assets.........................................  $142,868    $ 170,030
                                                              ========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
     Accounts payable.......................................  $  9,453    $  11,447
     Accrued liabilities....................................    33,475       34,330
     Income taxes payable...................................       510       11,783
                                                              --------    ---------
       Total current liabilities............................    43,438       57,560
  Deferred tax liability....................................    10,025        7,094
                                                              --------    ---------
       Total liabilities....................................    53,463       64,654
  Commitments and contingencies (note 8)
  Stockholders' equity:
     Common stock, $0.01 par value per share; 40,000 and
      100,000 shares authorized, 16,798 shares and 16,299
      shares issued and outstanding.........................       185          192
     Additional paid-in capital.............................    91,423      114,739
     Accumulated other comprehensive income.................      (891)        (891)
     Retained Earnings......................................    69,559      134,076
                                                              --------    ---------
                                                               160,276      248,116
     Less: Treasury stock (common: 1,669 and 2,895) at
      cost..................................................   (70,871)    (142,740)
     Total stockholders' equity.............................    89,405      105,376
                                                              --------    ---------
       Total liabilities and stockholders' equity...........  $142,868    $ 170,030
                                                              ========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                               FISCAL YEAR ENDED MARCH 31,
                                                             --------------------------------
                                                               1998        1999        2000
                                                             --------    --------    --------
Net sales..................................................  $236,112    $286,261    $315,012
Cost of sales..............................................   108,514     125,698     129,513
                                                             --------    --------    --------
  Gross profit.............................................   127,598     160,563     185,499
                                                             --------    --------    --------
Operating expenses:
  Research, development and engineering....................    17,543      19,521      21,868
  Selling, general and administrative......................    47,682      57,528      70,326
                                                             --------    --------    --------
     Total operating expenses..............................    65,225      77,049      92,194
                                                             --------    --------    --------
Operating income...........................................    62,373      83,514      93,305
Interest expense, including amortization of debt issuance
  costs....................................................     6,984       5,785          86
Interest income and other income, net......................    (2,243)     (3,525)     (1,659)
                                                             --------    --------    --------
Income before income taxes.................................    57,632      81,254      94,878
Income tax expense.........................................    18,443      26,001      30,361
                                                             --------    --------    --------
Income before extraordinary item...........................    39,189      55,253      64,517
Extraordinary item -- retirement of debt, net of taxes
  (note 4).................................................        --       1,049          --
                                                             --------    --------    --------
Net income.................................................  $ 39,189    $ 54,204    $ 64,517
                                                             ========    ========    ========
Net income per share: basic
  Income before extraordinary item.........................  $   2.38    $   3.33    $   3.91
  Extraordinary item, net of taxes.........................        --        0.06          --
                                                             --------    --------    --------
     Basic earnings per common share.......................  $   2.38    $   3.27    $   3.91
                                                             ========    ========    ========
Shares used in basic per share calculations................    16,481      16,574      16,505
                                                             ========    ========    ========
Net income per share: diluted
  Income before extraordinary item.........................  $   2.15    $   3.02    $   3.65
  Extraordinary item, net of taxes.........................        --        0.06          --
                                                             --------    --------    --------
     Diluted earnings per common share.....................  $   2.15    $   2.96    $   3.65
                                                             ========    ========    ========
Shares used in diluted per share calculations..............    18,223      18,282      17,673
                                                             ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     ACCUMULATED
                                    COMMON STOCK       ADDITIONAL       OTHER                                   TOTAL
                                 -------------------    PAID-IN     COMPREHENSIVE    RETAINED   TREASURY    STOCKHOLDERS'
                                   SHARES     AMOUNT    CAPITAL         INCOME       EARNINGS     STOCK        EQUITY
                                 ----------   ------   ----------   --------------   --------   ---------   -------------
BALANCE AT MARCH 31, 1997......  16,366,212    $171     $ 58,217        $(891)       $(23,834)  $ (12,781)    $ 20,882
                                 ----------    ----     --------        -----        --------   ---------     --------
Stock option compensation
  amortization.................          --      --         (225)          --              --          --         (225)
Exercise of stock options......     348,958       3        1,220           --              --          --        1,223
Income tax benefit associated
  with stock options...........          --      --        4,279           --              --          --        4,279
Purchase of treasury stock.....    (317,600)     --           --           --              --     (13,162)     (13,162)
Sale of treasury stock.........      51,072      --          325           --              --         925        1,250
Net income.....................          --      --           --           --          39,189          --       39,189
                                 ----------    ----     --------        -----        --------   ---------     --------
BALANCE AT MARCH 31, 1998......  16,448,642     174       63,816         (891)         15,355     (25,018)      53,436
                                 ----------    ----     --------        -----        --------   ---------     --------
Exercise of stock options......   1,056,093      11        5,129           --              --          --        5,140
Income tax benefit associated
  with stock options...........          --      --       21,734           --              --          --       21,734
Purchase of treasury stock.....    (735,593)     --           --           --              --     (46,384)     (46,384)
Sale of treasury stock.........      29,301      --          744           --              --         531        1,275
Net income.....................          --      --           --           --          54,204          --       54,204
                                 ----------    ----     --------        -----        --------   ---------     --------
BALANCE AT MARCH 31, 1999......  16,798,443     185       91,423         (891)         69,559     (70,871)      89,405
                                 ----------    ----     --------        -----        --------   ---------     --------
Exercise of stock options......     726,831       7        6,868           --              --          --        6,875
Income tax benefit associated
  with stock options...........          --      --       15,098           --              --          --       15,098
Purchase of treasury stock.....  (1,267,500)     --           --           --              --     (72,613)     (72,613)
Sale of treasury stock.........      41,097      --        1,350           --              --         744        2,094
Net income.....................          --      --           --           --          64,517          --       64,517
                                 ----------    ----     --------        -----        --------   ---------     --------
BALANCE AT MARCH 31, 2000......  16,298,871    $192     $114,739        $(891)       $134,076   $(142,740)    $105,376
                                 ----------    ----     --------        -----        --------   ---------     --------

  The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               FISCAL YEAR ENDED MARCH 31,
                                                            ---------------------------------
                                                              1998        1999         2000
                                                            --------    ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................  $ 39,189    $  54,204    $ 64,517
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................     3,632        4,738       4,272
     Deferred income taxes................................     4,746        3,344      (6,493)
     Income tax benefit associated with stock options.....     4,279       21,734      15,098
     Other non-cash charges, net..........................      (225)           -           -
  Changes in assets and liabilities:
     Accounts receivable, net.............................    (4,569)      (5,257)     (1,674)
     Inventory............................................    (9,699)      10,852     (14,863)
     Other current assets.................................      (865)      (6,106)      6,277
     Other assets.........................................     1,113        1,313        (119)
     Accounts payable.....................................    (1,251)       1,126       1,994
     Accrued liabilities..................................     6,188        6,846         855
     Income taxes payable.................................    (3,293)      (5,871)     11,273
                                                            --------    ---------    --------
Cash provided by operating activities.....................    39,245       86,923      81,137
                                                            --------    ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of marketable securities.......        --           --       3,800
  Purchase of marketable securities.......................        --           --      (8,800)
  Capital expenditures and other assets...................    (5,917)      (3,806)    (15,221)
                                                            --------    ---------    --------
Cash used for investing activities........................    (5,917)      (3,806)    (20,221)
                                                            --------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Retirement of long-term debt............................        --      (65,050)         --
  Purchase of treasury stock..............................   (13,162)     (46,384)    (72,613)
  Proceeds from sale of treasury stock....................     1,250        1,275       2,094
  Proceeds from exercise of stock options.................     1,223        5,140       6,875
                                                            --------    ---------    --------
Cash used for financing activities........................   (10,689)    (105,019)    (63,644)
                                                            --------    ---------    --------
Net increase (decrease) in cash and cash equivalents......    22,639      (21,902)     (2,728)
Cash and cash equivalents at beginning of year............    42,262       64,901      42,999
                                                            --------    ---------    --------
Cash and cash equivalents at end of year..................  $ 64,901    $  42,999    $ 40,271
                                                            ========    =========    ========
SUPPLEMENTAL DISCLOSURES:
Cash paid for:
  Interest................................................  $  6,550    $   6,525    $     62
  Income taxes............................................  $ 12,439    $   7,913    $ 13,150
  Extraordinary charge on retirement of debt..............        --    $   1,301          --
NON-CASH FINANCING ACTIVITIES:
  Write off of unamortized debt issuance costs............        --    $     390          --

  The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY:

       Plantronics, Inc. ("Plantronics", "we" or "our"), introduced the first lightweight communications headset in 1962. Since that time, we have become the world leading designer, manufacturer and marketer of lightweight communications headset products.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Management's use of estimates and assumptions

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

       The consolidated financial statements include the accounts of Plantronics and its subsidiary companies. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal year

       Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have indicated our accounting year ending on March 31. Results of operations for fiscal years 1998 and 1999 each included 52 weeks, while fiscal year 2000 included 53 weeks.

Cash, cash equivalents and marketable securities

       We consider all highly liquid investments with a maturity of ninety days or less at the date of purchase to be cash equivalents. Investments maturing between three and twelve months from the date of purchase are classified as marketable securities.

       Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates that designation as of each balance sheet date. As of March 31, 2000, debt securities were classified as held-to-maturity, as we both intended to, and had the ability to, hold these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value. The estimated fair values of cash equivalents and marketable securities are based on quoted market prices. As of March 31, 2000, we had $5 million in marketable securities. Our cash and cash equivalents consist of the following:

                                                          MARCH 31,
                                                      ------------------
                                                       1999       2000
                                                      -------    -------
                                                        (IN THOUSANDS)
Cash................................................  $ 7,427    $ 5,705
Cash equivalents....................................   35,572     34,566
                                                      -------    -------
  Cash and cash equivalents.........................  $42,999    $40,271
                                                      =======    =======

                               PLANTRONICS, INC.

Inventory

       Inventory is stated at the lower of cost, determined on the first-in, first-out method, or market.

Depreciation and amortization

       Depreciation and amortization of property, plant and equipment are principally calculated using the straight-line method over the estimated useful lives of the respective assets. In connection with the acquisition of ClearVox Communications, goodwill is amortized over ten years and intangible assets are amortized over three to five years.

Deferred debt issuance costs

       Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of the terms of the respective debt agreements or the estimated period the debt will be outstanding.

Revenue recognition

       Revenue is recognized when products are shipped. We provide for estimated potential customer returns and warranty costs at the time of shipment.

Concentration of credit risk

       Financial instruments that potentially subject Plantronics to concentrations of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Our cash investment policies limit investments to those that are short-term and low risk. Cash equivalents have an original maturity of ninety days or less; marketable securities have an original maturity of greater than ninety days, but less than one year. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers that comprise our customer base, and their dispersion across different geographic areas. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. We maintain an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

Fair value of financial instruments

       The carrying value of our financial instruments, including cash, cash equivalents, marketable securities, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities.

Income taxes

       We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. We account for tax credits as a reduction of tax expense in the year in which the credits reduce taxes payable.

Foreign operations and currency translation

       We have foreign assembly and manufacturing operations in Mexico, light assembly, research and development, sales and marketing operations in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, an international procurement office in Taiwan, and sales offices in Canada, Asia, Europe, Australia and South America. For fiscal 1998, 1999 and 2000, the functional currency of all foreign operations was the U.S. dollar. Accordingly, gains or losses arising from

                               PLANTRONICS, INC.

the translation of foreign currency statements and transactions are included in determining consolidated results of operations. Aggregate exchange losses for fiscal 1998, 1999 and 2000 were $0.2 million, $0.2 million and $0.8 million, respectively.

Earnings per share

       Basic Earnings Per Share ("EPS") is computed by dividing net income available to common stockholders (numerator -- computed as net income before and after extraordinary item) by the weighted average number of common shares outstanding (denominator) during the period. Basic EPS excludes the dilutive effect of stock options. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options.

       Following is a reconciliation of the numerators and denominators of the basic and diluted EPS:

                                                             FISCAL YEAR ENDED MARCH 31,
                                                        --------------------------------------
                                                           1998          1999          2000
                                                        ----------    ----------    ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income before extraordinary item..................   $39,189       $55,253       $64,517
                                                         =======       =======       =======
Net income after extraordinary item...................   $39,189       $54,204       $64,517
                                                         =======       =======       =======
Weighted average shares -- basic......................    16,481        16,574        16,505
Effect of dilutive securities -- employee stock
  options.............................................     1,742         1,708         1,168
                                                         -------       -------       -------
Weighted average shares -- diluted....................    18,223        18,282        17,673
                                                         =======       =======       =======
Net earnings per common share -- basic Before
  extraordinary item..................................   $  2.38       $  3.33       $  3.91
                                                         =======       =======       =======
  After extraordinary item............................   $  2.38       $  3.27       $  3.91
                                                         =======       =======       =======
Net earnings per common share -- diluted
  Before extraordinary item...........................   $  2.15       $  3.02       $  3.65
                                                         =======       =======       =======
  After extraordinary item............................   $  2.15       $  2.96       $  3.65
                                                         =======       =======       =======

Comprehensive income

       Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Total comprehensive income was the same as net income for all periods presented.

Segment reporting

       Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), requires that we report certain information about operating segments in our annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers (see note 9).

Stock based compensation

       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related

                               PLANTRONICS, INC.

interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had we recorded compensation expense as provided in SFAS 123 (see note 10).

Recent accounting pronouncements

       In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 deferred the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. Should we determine that such activities are economically beneficial to Plantronics, then we will adopt SFAS 133 during our year ended March 31, 2002. We did not engage in any derivative or hedging activities during the fiscal year ended March 31, 2000.

NOTE 3 -- DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS:

                                                                   MARCH 31,
                                                              --------------------
                                                                1999        2000
                                                              --------    --------
                                                                 (IN THOUSANDS)
ACCOUNTS RECEIVABLE:
  Accounts receivable from customers........................  $ 49,133    $ 50,625
  Allowance for doubtful accounts...........................    (2,326)     (2,144)
                                                              --------    --------
                                                              $ 46,807    $ 48,481
                                                              ========    ========
INVENTORY:
  Finished goods............................................  $  9,425    $ 17,887
  Work in process...........................................     1,461       1,540
  Purchased parts...........................................     8,003      14,325
                                                              --------    --------
                                                              $ 18,889    $ 33,752
                                                              ========    ========
PROPERTY, PLANT AND EQUIPMENT:
  Land......................................................  $  4,693    $  4,693
  Buildings and improvements (useful life 10-30 years)......     9,923      11,296
  Machinery and equipment (useful life 2-8 years)...........    32,853      38,341
                                                              --------    --------
                                                                47,469      54,330
  Less accumulated depreciation.............................   (27,146)    (30,753)
                                                              --------    --------
                                                              $ 20,323    $ 23,577
                                                              ========    ========
ACCRUALS:
  Employee benefits.........................................    15,209      15,934
  Other.....................................................    18,266      18,396
                                                              --------    --------
                                                              $ 33,475    $ 34,330
                                                              ========    ========

NOTE 4 -- DEBT:

       During 1999, we retired $65.1 million of 10% subordinated debentures due in 2001. We paid a premium to the holders of such debentures, and the transaction resulted in an extraordinary loss of $1.0 million ($0.06 per diluted share), net of income tax benefit of $0.7 million. The transaction was paid out of available cash.

                               PLANTRONICS, INC.

       Effective November 29, 1999, we obtained a revolving credit facility with a major bank for $100 million, including a $10 million letter of credit subfacility. Both mature in November 27, 2000. Principal outstanding bears interest at our choice of prime rate minus 1% or LIBOR plus 0.625%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 2000. However, at that date $0.8 million associated with inventory purchases and other matters was committed under the letter of credit subfacility. The revolving credit facility includes certain covenants that materially limit our ability to incur debt and pay dividends, among other matters. We were in compliance with the terms of the covenants as of March 31, 2000.

NOTE 5 -- COMMON AND TREASURY STOCK:

       On January 8, 1999, we filed with the Securities Exchange Commission a Registration Statement on Form S-3 for the sale by certain stockholders in an underwritten offering of 1,250,000 shares of Common Stock. Plantronics did not receive any proceeds from this offering, other than approximately $0.8 million (net of offering expenses) received upon the exercise of options to purchase 443,548 shares of Common Stock by two of the stockholders selling in the offering. The offering increased outstanding shares by 443,548.

       In July 1999, our stockholders approved an increase in the authorized shares of Common Stock of Plantronics, Inc., to 100,000,000.

       During fiscal 1999, the Board of Directors authorized Plantronics to repurchase an additional 1,000,000 shares of Common Stock. During fiscal 1999, we repurchased 735,593 shares of Common Stock in the open market at a total cost of $46.4 million, and through our employee benefit plans, we reissued 29,301 shares for proceeds of $1.3 million.

       During fiscal 2000, the Board of Directors authorized Plantronics to repurchase an additional 1,000,000 shares of Common Stock. During fiscal 2000, we repurchased 1,267,500 shares of our Common Stock in the open market at a total cost of $72.6 million, and through our employee benefit plans, we reissued 41,097 shares for proceeds of $2.1 million. As of March 31, 2000, there were 184,907 remaining shares authorized for repurchase under all repurchase plans. Shares repurchased in fiscal year 2000 that exceeded the additional 1,000,000 shares pertained to authorizations from prior years.

NOTE 6 -- INCOME TAXES:

       Income tax expense for fiscal 1998, 1999 and 2000 consisted of the following:

                                                         FISCAL YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Federal
  Current.............................................  $10,109    $18,127    $29,130
  Deferred............................................    4,746      3,344     (6,493)
State.................................................    1,472      1,943      2,419
Foreign...............................................    2,116      2,587      5,305
                                                        -------    -------    -------
                                                        $18,443    $26,001    $30,361
                                                        =======    =======    =======

       Pre-tax earnings of the foreign subsidiaries were $15.7 million, $24.5 million and $28.1 million for fiscal years 1998, 1999 and 2000, respectively. Cumulative earnings of foreign subsidiaries that have been permanently reinvested as of March 31, 2000 totaled $45.3 million.

                               PLANTRONICS, INC.

       The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

                                                         FISCAL YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Tax expense at statutory rate.........................  $20,171    $27,847    $33,208
Foreign operations taxed at different rates...........   (4,364)    (3,609)    (4,422)
State taxes, net of federal benefit...................    1,476      1,263      1,572
Other, net............................................    1,160        500          3
                                                        -------    -------    -------
                                                        $18,443    $26,001    $30,361
                                                        =======    =======    =======

       Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

                                                                  MARCH 31,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred gains on sales of properties.......................  $ 2,413    $ 2,350
Deferred state tax..........................................      793         --
Unremitted earnings of certain subsidiaries.................    7,249      3,357
Other deferred tax liabilities..............................    1,200      1,773
                                                              -------    -------
  Gross deferred tax liabilities............................   11,655      7,480
                                                              -------    -------
Accruals and other reserves.................................   (4,122)    (6,182)
Deferred state tax..........................................       --       (386)
Other deferred tax assets...................................     (667)      (539)
                                                              -------    -------
  Gross deferred tax assets.................................   (4,789)    (7,107)
                                                              -------    -------
          Total net deferred tax liabilities................  $ 6,866    $   373
                                                              =======    =======

NOTE 7 -- EMPLOYEE BENEFIT PLANS:

       Subject to eligibility requirements, substantially all domestic employees participated in our qualified profit sharing and 401(k) plan. Under the plan, participating employees received quarterly cash, annual cash and annual deferred profit sharing payments. All other employees, with the exception of direct labor in Mexico, participated in quarterly cash profit sharing plans. Domestic employees also had the option of participating in a salary deferral component of the plan, qualified under Section 401(k) of the Internal Revenue Code. The profit sharing benefits were based on Plantronics' results of operations before interest and taxes, adjusted for other items. The percentage of profit distributed to employees varied by location. The profit sharing was paid in four quarterly installments, and for qualified associates, one annual cash payment and an annual deferred payment. Profit sharing payments were allocated to employees based on each participating employee's base salary as a percent of all participants' base salaries. The annual profit sharing distributions were made up of a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion was subject to a two year vesting schedule based on an employee's date of hire. Total annual and quarterly profit sharing contributions were $6.9 million, $9.4 million and $10.2 million for fiscal 1998, 1999 and 2000, respectively.

       Effective March 26, 2000, we amended our qualified profit sharing and 401(k) plan. In the past, this plan compensated associates through one annual cash payment, four quarterly cash payments and one

                               PLANTRONICS, INC.

deferred payment -- in fiscal 2000, the total of these payments equaled approximately 47% of each participating employee's base salary. For fiscal 2001 and thereafter, Plantronics will now offer two separate compensation programs: quarterly cash profit sharing equal to 5% of quarterly profit for distribution to qualified associates, and deferred compensation using the 3% "safe harbor" contribution under the Internal Revenue Code Sections 401(k)(12) and 401(m)(11). We have also increased the employer matching contribution from 25% under the prior qualified 401(k) plan to 50% of the first 6% of pay contributed to the salary deferral plan. With this amendment, the annual cash profit sharing payment was eliminated and replaced by a 20% increase to our associates base pay.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

Minimum future rental payments

       We lease certain equipment and facilities under operating leases expiring in various years through and after 2005. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2000 are as follows:

             FISCAL YEAR ENDING MARCH 31,                    AMOUNT
             ----------------------------                --------------
                                                         (IN THOUSANDS)
2001...................................................      $1,226
2002...................................................         506
2003...................................................         408
2004...................................................         408
2005...................................................         408
Thereafter.............................................       3,871
                                                             ------
  Total minimum future rental payments.................      $6,827
                                                             ======

       Rent expense for operating leases was approximately $1.0 million in fiscal 1998, $1.1 million in fiscal 1999 and $1.1 million in fiscal 2000.

Existence of renewal options

       Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Claims and litigation

       In the ordinary course of business we are subject to certain litigation, contingent liabilities and/or claims. Management is not aware of any such litigation, contingent liabilities or claims against Plantronics that would materially impact our consolidated financial condition or results of operations.

NOTE 9 -- SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION:

Operating segment

       We organize the reporting segments based on geographic areas. The nature of our products (telecommunications equipment), development, manufacturing, marketing and servicing are similar in each geographic area. We evaluate segment performance based on profit or loss from operations before interest expense, foreign exchange gains and losses and income taxes. No one customer accounted for 10% or more of total revenue from consolidated sales for fiscal year 1998, 1999 or 2000.

                               PLANTRONICS, INC.

Geographic segments

       In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. Costs directly and indirectly incurred in generating revenues are similarly assigned.

                                                       FISCAL YEAR ENDED MARCH 31,
                                                     --------------------------------
                                                       1998        1999        2000
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
NET REVENUES FROM UNAFFILIATED CUSTOMERS:
  United States....................................  $164,074    $198,910    $209,557
  International....................................    72,038      87,351     105,455
                                                     --------    --------    --------
                                                     $236,112    $286,261    $315,012
                                                     ========    ========    ========
Intersegment revenues..............................  $ 80,421    $ 92,141    $ 98,749
                                                     ========    ========    ========
OPERATING PROFIT:
  United States....................................  $ 44,831    $ 62,942    $ 61,079
  International....................................    17,542      20,572      32,226
                                                     --------    --------    --------
                                                     $ 62,373    $ 83,514    $ 93,305
                                                     ========    ========    ========
LONG LIVED ASSETS:
  United States....................................  $ 18,301    $ 17,791    $ 15,371
  International....................................     2,954       2,532       8,206
                                                     --------    --------    --------
                                                     $ 21,255    $ 20,323    $ 23,577
                                                     ========    ========    ========

       The geographical reporting classification reflects the international restructuring completed in fiscal 1997. The establishment of Plantronics B.V., a wholly-owned subsidiary of Plantronics based in The Netherlands, changed the ownership of inventory and the methodology of intersegment revenues. Intersegment revenues are from Plantronics B.V. to the U.S., and are at arms-length prices sufficient to recover a reasonable profit.

NOTE 10 -- STOCK OPTION PLANS AND STOCK PURCHASE PLANS:

Stock option plan

       In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Plan (the "1993 Stock Plan"). Under the 1993 Stock Plan, 5,459,242 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved cumulatively since inception for issuance to employees and consultants of Plantronics, as approved by the Compensation Committee of the Board of Directors and the Stock Plan Committee (comprised of the CEO and a representative of Finance, Human Resources, and Legal). The reserved shares include 1,300,000 shares, which were authorized by the Board of Directors and approved by the stockholders for issuance in fiscal year 1999. The 1993 Stock Plan, which has a term of ten years, provides for incentive stock options as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Plan at any time at its discretion.

       Incentive stock options may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant, as determined by the Board of Directors, and the option term may not exceed 10 years. For holders of 10% or more of the total combined voting power of all classes of our stock, incentive stock options may not be granted at less than 110% of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value.

                               PLANTRONICS, INC.

       Options granted prior to June 1999 generally vest over a four year period and those options granted subsequent to June 1999 vest over a five year period. In July 1999, the Stock Plan Committee was authorized to make option grants pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee.

Directors' stock option plan

       In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 40,000 shares of Common Stock for issuance to non-employee directors of Plantronics. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 4,000 shares of Common Stock on the later of the effective date of Plantronics' initial public offering or the date on which the person becomes a new director. Annually thereafter, each continuing non-employee director shall be automatically granted an option to purchase 1,000 shares of Common Stock. At the end of fiscal year 2000, options for 51,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and generally vest over a four year period.

       Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:

                                                               OPTIONS OUTSTANDING
                                               SHARES      ---------------------------
                                              AVAILABLE                    WEIGHTED
                                              FOR GRANT      SHARES      AVERAGE PRICE
                                              ---------    ----------    -------------
Balance at March 31, 1997...................    538,318     3,019,380       $ 7.46
Options Granted.............................   (654,500)      654,500        27.37
  Options Exercised.........................                 (348,958)        3.49
  Options Cancelled.........................    233,010      (233,010)       18.53
                                              ---------    ----------       ------
Balance at March 31, 1998...................    116,828     3,091,912       $11.29
Options Authorized..........................  1,300,000
  Options Granted...........................   (666,000)      666,000        55.75
  Options Exercised.........................               (1,056,093)        4.91
  Options Cancelled.........................    184,445      (184,445)       18.55
                                              ---------    ----------       ------
Balance at March 31, 1999...................    935,273     2,517,374       $25.19
  Options Granted...........................   (878,125)      878,125        64.66
  Options Exercised.........................                 (726,831)        9.46
  Options Cancelled.........................     35,675       (35,675)       46.19
                                              ---------    ----------       ------
Balance at March 31, 2000...................     92,823     2,632,993       $41.64
                                              =========    ==========       ======
Exercisable at March 31, 2000...............                1,065,457
                                                           ==========

                               PLANTRONICS, INC.

       Significant option groups outstanding at March 31, 2000 and related weighted average prices and lives are as follows:

                                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                    ---------------------------------   -------------------------
                       NUMBER           WEIGHTED                            NUMBER       WEIGHTED
                   OUTSTANDING AS       AVERAGE           WEIGHTED      EXERCISABLE AS   AVERAGE
    RANGE OF        OF MARCH 31,       REMAINING          AVERAGE        OF MARCH 31,    EXERCISE
 EXERCISE PRICE         2000        CONTRACTUAL LIFE   EXERCISE PRICE        2000         PRICE
----------------   --------------   ----------------   --------------   --------------   --------
$ 0.90 -- $ 2.74       282,289            3.77             $ 2.53           282,289       $ 2.53
  3.13 --  18.44       440,889            5.73              15.23           392,389        14.83
 18.63 --  26.78       257,096            6.99              21.46           162,413        21.38
 34.50 --  60.00       691,057            8.44              47.03           171,219        39.67
 61.13 --  92.63       961,662            9.17              66.76            57,147        61.57
----------------     ---------            ----             ------         ---------       ------
$ 0.90 -- $92.63     2,632,993            7.61             $41.64         1,065,457       $19.07
                     =========            ====             ======         =========       ======

Fair value disclosures

       All options in fiscal 1998, 1999 and 2000 were granted at an exercise price equal to the fair market value of Plantronics' Common Stock at the date of grant.

       The fair value of options at date of grant was estimated using the Black-Scholes model. The following assumptions were used for 1998: dividend yield of 0%, an expected life of 5 years, expected volatility of 28% and risk free interest rate of 5.6%. For 1999 the assumptions were: dividend yield of 0%, an expected life of 5.6 years, expected volatility of 39% and risk free interest rate of 5.3%. For 2000 the assumptions were: dividend yield of 0%, an expected life of 6 years, expected volatility of 42% and a weighted average risk free interest rate of 5.9%. Based upon those assumptions, the weighted average fair value at date of grant for options granted during 1998, 1999 and 2000 were $9.79, $25.25 and $32.66 per share, respectively.

       Volatility is a measure of the amount by which a price has fluctuated over an historical period. The higher the volatility, the more the returns on the stock can be expected to vary. The risk free interest rate is the rate on a U.S. Treasury bill or bond that approximates the expected life of the option.

       Had compensation expense for Plantronics' stock-based compensation plans been determined based on the methods prescribed by SFAS 123, our net income and net income per share would have been as follows:

                                                            FISCAL YEAR ENDED MARCH 31,
                                                       -------------------------------------
                                                         1998          1999          2000
                                                       ---------     ---------     ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income:
  As reported........................................   $39,189       $54,204       $64,517
  Pro forma..........................................   $37,381       $51,771       $56,879
Net income per share:
  As reported........................................   $  2.15       $  2.96       $  3.65
  Pro forma..........................................   $  2.05       $  2.83       $  3.22

Employee stock purchase plan

       On April 23, 1996, the Board of Directors of Plantronics approved the 1996 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders on August 6, 1996, to provide

                               PLANTRONICS, INC.

certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP plan effective through August 1999, the purchase price of the Common Stock was equal to 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there was a six month holding period requirement for stock purchased. Under the ESPP plan effective beginning September 1999, the purchase price of the Common Stock will be equal to 85% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there is no required holding period. Each participation period is six months long.

       During fiscal 1998, 2,021 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 28%, and risk free interest rates of 5.6%. The weighted-average fair value of these purchase rights granted in fiscal 1998 was $4.85.

       During fiscal 1999, 2,531 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 39%, and risk free interest rate of 4.6%. The weighted-average fair value of these purchase rights granted in fiscal 1999 was $5.92.

       During fiscal 2000, 12,731 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 42%, and risk free interest rate of 6.1%. The weighted-average fair value of these purchase rights granted in fiscal 2000 was $11.39.

Senior executive stock ownership plan

       In November 1996, the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of our Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a five year period in annual increments of 20% of target or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, we will sell our Treasury Stock to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of Plantronics' stock are as follows: 401(k) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.

                       DESCRIPTION OF INSIDE FRONT COVER

Caption:  "Plantronics Headsets Go Anywhere!"

Photograph:  Male at a work station and speaking on a headset.
Subcaption:  "In the Office"

Photograph:  Male holding a baby and speaking on a headset.
Subcaption:  "At Home"

Photograph:  Female walking on the street and speaking on a headset.
Subcaption:  "On the Go"

Caption: "Great Sound"
Caption: "Comfortable Calls"
Caption: "Hands-Free Safety"

                        DESCRIPTION OF INSIDE BACK COVER

Photograph: Male wearing headset.
Subcaption: "OFFICE HEADSETS FOR OFFICE & CALL CENTER
            Headsets and telephone headset systems designed for home office, office and call center environments."

Caption: "OFFICE & CALL CENTER"

Graphic: Picture of SUPRA(R) headset.
Subcaption:  "Supra(R) One of our most popular headsets."

Graphic: Picture of Duoset(R) headset.
Subcaption:  "Duoset(R) Convertible, stable and convenient."

Graphic: Picture of Tristar(R) headset.
Subcaption:  "Tristar(R) Feather-light, with an acoustic seal engineered for optimum sound and quality."

Graphic: Picture of Encore(R) headset.
Subcaption:  "Encore(R) Features tone control and a powerful noise-canceling design."

Graphic: Picture of CS10 headset amplifier system.
Subcaption:  "CS10 Cordless system for hands-free, mobile conversations."

Graphic: Picture of S20 headset amplifier.
Subcaption:  "S20 Integrated design fits under the phone to optimize desk space."

Caption:  "MOBILE"

Photograph:  Female wearing headset.
Subcaption:  "MOBILE HEADSETS FOR CORDLESS & MOBILE
             Headsets made especially for use with cordless and mobile phones at home, in the office or on the road."

Graphic: Picture of M120 headset.
Subcaption:  "M120 Lightweight comfort for hands-free conversations."

Graphic: Picture of M130 headset.
Subcaption:  "M130 Padded, comfort-adjusted ear stabilizer ensures a perfect fit."

Graphic: Picture of M140 headset.
Subcaption:  "M140 Unique in-the-ear style for optimum sound quality."

Graphic: Picture of M170 headset.
Subcaption:  "M170 Maximum versatility with both headband and over-the-ear configurations."

Graphic: Picture of in-line volume and mute control unit.
Subcaption:  "Some models available with in-line volume and mute control."

Caption:  "COMPUTER"

Photograph: Male wearing a headset at a computer work station.
Subcaption: "COMPUTER HEADSETS FOR COMPUTERS Headsets for a wide range of multimedia computing requirements. A full line of products for computer games, listening to music, voice chat, speech recognition software and other multi-media applications."

Caption: "COMPUTER AUDIO"

Graphic: Picture of SR1 headset.
Subcaption:  "SR1 PC Headset  The solution for speech recognition software, telephony, or office multimedia applications."

Graphic: Picture of LS1 headset.
Subcaption:  "LS1 PC Headset All of the benefits of the SR1, and includes stereo sound, volume control and microphone on/off switch."

Graphic: Picture of HS1 headset.
Subcaption:  "HS1 PC Headset  Immerse yourself in the computer game experience.
             High-fidelity stereo speakers, volume control and retractable boom."

Graphic: Picture of CAT132 headset.
Subcaption:  "CAT132 PC Headset A convenient, portable computer headset, ideal for computer telephony or other office multimedia applications."

                                 [COMPANY LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,000,000 SHARES

                                PLANTRONICS LOGO

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                                   CHASE H&Q
                           MCDONALD INVESTMENTS INC.
                          HOEFER & ARNETT INCORPORATED

                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee, which are rounded to the nearest dollar.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
Registration Fee............................................  $ 27,001
NASD Filing Fee.............................................    10,728
Printing....................................................   100,000
Legal Fees and Expenses.....................................   175,000
Accounting Fees and Expenses................................    75,000
Transfer Agent Fees.........................................     2,000
Miscellaneous...............................................     5,271
                                                              --------
  Total.....................................................  $395,000
                                                              ========

ITEM 15: INDEMNIFICATION

       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers. This may under certain circumstances include indemnification for liabilities arising under the Securities Act as well as for expenses incurred in that regard. Article Nine of the Registrant's Certificate of Incorporation and
Article V of the Registrant's By-laws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has also entered into Indemnification Agreements with its officers and directors.

       In addition, the Registrant is party to a Registration Agreement with Citicorp Venture Capital, Ltd. and certain other stockholders, officers, and directors. The Registration Agreement grants certain holders of the Registrant's common stock, including the selling stockholder, the right to demand registration of their shares, and to participate in other registrations which the Registrant may undertake. The Registrant filed this registration statement with the SEC in order to fulfill its contractual obligations under the Registration Agreement. Under the Registration Agreement, the Registrant has agreed to indemnify the selling stockholder, and the selling stockholder has agreed to indemnify the Registrant, against certain liabilities in connection with this offering.

ITEM 16: EXHIBITS


EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1**   Form of Purchase Agreement.
   4.1    Amended and Restated Registration Agreement dated December
          29, 1989, as amended, between the Registrant and certain
          stockholders of the Registrant (incorporated by reference to
          Exhibit 10.1 to the Registrant's Registration Statement on
          Form S-3, Reg. No. 333-67781, filed November 23, 1998).
   5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, as to Legality of Securities Being Registered.
  23.1    Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
  23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1).
  27.1*   Financial Data Schedule.


------------
 * Filed on May 25, 2000.

** Filed on June 5, 2000.


ITEM 17: UNDERTAKINGS

       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

                For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

                For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act, the Registrant, Plantronics, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Cruz, State of California, on June 12, 2000.


                                          PLANTRONICS, INC.

                                          By:       /s/ KEVIN GOODWIN
                                            ------------------------------------
                                              Name  Kevin Goodwin
                                              Title Vice President -- Legal,
                                                    General Counsel and
                                                    Secretary


       Pursuant to the requirements of the Securities Act, this Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
              /s/ S. KENNETH KANNAPPAN*                    Chief Executive Officer,       June 12, 2000
-----------------------------------------------------       President and Director
                S. Kenneth Kannappan                     (Principal Executive Officer)

               /s/ BARBARA V. SCHERER*                     Senior Vice President --       June 12, 2000
-----------------------------------------------------    Finance & Administration, and
                 Barbara V. Scherer                         Chief Financial Officer
                                                         (Principal Financial Officer,
                                                         Principal Accounting Officer)

                   /s/ MARV TSEU*                          Chairman of the Board of       June 12, 2000
-----------------------------------------------------              Directors
                      Marv Tseu

                                                                   Director               ___________
-----------------------------------------------------
                  Robert F.B. Logan

               /s/ M. SALEEM MUQADDAM*                             Director               June 12, 2000
-----------------------------------------------------
                 M. Saleem Muqaddam

              /s/ JOHN MOWBRAY O'MARA*                             Director               June 12, 2000
-----------------------------------------------------
                 John Mowbray O'Mara

                /s/ TRUDE C. TAYLOR*                               Director               June 12, 2000
-----------------------------------------------------
                   Trude C. Taylor

                /s/ DAVID A. WEGMANN*                              Director               June 12, 2000
-----------------------------------------------------
                  David A. Wegmann

               *By: /s/ KEVIN GOODWIN
  ------------------------------------------------
                   Kevin Goodwin,
                  Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                              DOCUMENT
  -------                             --------
    1.1**   Form of Purchase Agreement.
     4.1    Amended and Restated Registration Agreement dated December
            29, 1989, as amended, between the Registrant and certain
            stockholders of the Registrant (incorporated by reference to
            Exhibit 10.1 to the Registrant's Registration Statement on
            Form S-3, Reg. No. 333-67781, filed November 23, 1998).
     5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation, as to Legality of Securities Being Registered.
    23.1    Consent of PricewaterhouseCoopers LLP, Independent
            Accountants.
    23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included in Exhibit 5.1).
    27.1*   Financial Data Schedule


------------

 * Filed on May 25, 2000.

** Filed on June 5, 2000.